SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNION DRILLING, INC.

(Name of Subject Company)

UNION DRILLING, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

90653P105

(CUSIP Number of Class of Securities)

David Goldberg

Senior Vice President, General Counsel

and Corporate Secretary

4055 International Plaza, Suite 610

Fort Worth, Texas 76109

(817) 735-8793

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

John A. Bick

William H. Aaronson

Davis Polk & Wardwell

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Union Drilling, Inc., a Delaware corporation (the “Company” or “Union Drilling”). The address of the principal executive offices of the Company is 4055 International Plaza, Suite 610, Fort Worth, Texas, and the telephone number of the principal executive offices of the Company is (817) 735-8793.

(b) Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on October 4, 2012, there were 75,000,000 shares of Common Stock authorized, of which 21,398,534 were outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule relates to the tender offer by Fastball Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct, wholly-owned subsidiary of Sidewinder Drilling, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares of the Company for $6.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 5, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2012 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 24, 2012 (the “Merger Agreement”) among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, as soon as practicable after the consummation of the Offer, and in accordance with the Delaware General Corporation Law (the “Delaware Law” or the “DGCL”), Purchaser will be merged with and into the Company (the “Merger,” and together with the Offer, the “Transaction”), with the Company continuing as the surviving corporation and a direct, wholly-owned subsidiary of Parent (the “Surviving Corporation”). In certain cases, the Company, Parent and Purchaser have agreed in the Merger Agreement to proceed with a one-step merger transaction if the Offer is not consummated. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (excluding those Shares that are held by (i) the Company, Purchaser or Parent (including the Contributed Shares (as defined below)) or (ii) stockholders of the Company who properly exercised their appraisal rights under Delaware Law) will be converted into the right to receive the price per Share paid in the Offer, in cash, without interest (the “Merger Consideration”). The Merger is subject to the satisfaction or waiver of certain conditions.

The Company granted Purchaser an irrevocable option, subject to certain limitations, to purchase from the Company the number of additional Shares sufficient to cause Purchaser to own at least 90% of the Shares outstanding at a price per share equal to the Offer Price (the “Top-Up Option”). The obligation of the Company to issue the Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) the number of Shares issuable upon exercise of the Top-Up Option does not exceed the number of authorized but unissued and unreserved Shares plus the number of Shares held by the Company as treasury shares and (ii) there not exist any applicable law or order or other similar action that would prohibit the exercise of the Top-Up Option or the delivery of the Shares subject to the Top-Up Option with respect to such exercise. The price per Share payable under the Top-Up Option would be equal to the Offer Price. If Parent, Purchaser and any of their respective affiliates acquire at least 90% (including the Contributed Shares) of the outstanding Shares, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under the DGCL.

The Schedule TO states that the principal executive offices of Purchaser and Parent are located at 925 Echo Lane, Suite 460, Houston, Texas, 770254 and the telephone number is (832) 320-7600.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as described herein, in the Schedule TO or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after acquiring Shares pursuant to the Offer.

(a) Arrangements with Executive Officers and Directors of the Company.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Agreement and in determining the recommendation set forth in this Schedule 14D-9.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement under the headings “Certain Relationships and Related Transactions;” “Non-Employee Director Compensation;” “Components of Non-Employee Director Compensation;” “Compensation Discussion and Analysis;” “Summary Compensation Table;” “Grants of Plan-Based Awards for 2011;” “Outstanding Equity Awards at Fiscal Year-End 2011;” and “Potential Payments Upon Termination or Change in Control.”

Treatment of Outstanding Shares

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 24, 2012, the Company’s directors and executive officers owned 132,895 Shares in the aggregate (excluding Options (as defined below) and RSUs (as defined below)). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $863,820 in cash (less certain applicable taxes).

The beneficial ownership of Shares held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership By Certain Beneficial Holders.”

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of September 24, 2012, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar, if the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Executive Officer/Director	Number of Shares Owned (#)		Value of Shares Owned ($)
Christopher D. Strong	98,722		641,693
David S. Goldberg	2,000		13,000
Tina L. Castillo	408		2,652
Thomas H. O’Neill, Jr.	5,353		34,795
Howard I. Hoffen	0	(1)	0
Gregory D. Myers	0	(1)	0
M. Joseph McHugh	10,353		67,295
T.J. Glauthier	5,353	(2)	34,795
Ronald Harrell	5,353		34,795
Robert M. Wohleber	5,353		34,795

(1)	UDC LLC is controlled by a board of representatives, the members of which include Messrs. Hoffen and Myers. Messrs. Hoffen and Myers control a majority of the voting rights on the board of representatives of UDC LLC. Messrs. Hoffen and Myers disclaim beneficial ownership of the 7,955,395 shares owned by UDC LLC. The consideration payable with respect to such Shares when tendered into the Offer and accepted for payment would be $51,710,068. Messrs. Hoffen and Myers are each a managing director of Metalmark Capital Holdings LLC. The 5,353 Shares issued to each of them upon vesting of certain of their RSU awards were transferred to, and are held in, a corporate brokerage account of an affiliated entity, Metalmark Management LLC.
(2)	Shares are held in a revocable family trust established for the benefit of Mr. Glauthier and his spouse.

Treatment of Stock Options

The Merger Agreement provides that, upon or immediately prior to the consummation of the Merger, each outstanding option to purchase Shares (the “Options”), whether or not vested or exercisable, shall be canceled. In consideration of the cancellation, the Company shall pay to each holder of an Option a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such Option multiplied by the number of Shares issuable upon exercise of such Option. If the exercise price per Share of an Option is equal to or greater than the Offer Price, such Option will be canceled without payment of consideration.

The table below reflects the number of vested and unvested Options with exercise prices below the Offer Price (the “In-the-Money Options”) that are held by the Company’s directors and executive officers as of September 24, 2012, and reflects the gross amount payable to the Company’s directors and executive officers with respect to their Options, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the In-the-Money Options held on September 24, 2012, the executive officers and directors would be entitled to receive a payment of approximately $311,186 in the aggregate for all In-the-Money Options held by such executive officers and directors (less certain applicable taxes).

Executive Officer/Director	Number of Shares Underlying Vested In-the- Money Options (#)	Vested Options Spread Value ($)	Number of Shares Underlying Unvested In-the- Money Options (#)	Unvested Options Spread Value ($)	Total Options Spread Value ($)
Christopher D. Strong	75,051	167,025	13,923	12,215	179,239
David S. Goldberg	8,881	11,611	4,837	4,209	15,819
Tina L. Castillo	41,500	5,970	41,500	5,970	11,940
Thomas H. O’Neill, Jr.	13,289	14,528	1,978	356	14,884
Howard I. Hoffen	13,289	14,528	1,978	356	14,884
Gregory D. Myers	13,289	14,528	1,978	356	14,884
M. Joseph McHugh	13,289	14,528	1,978	356	14,884
T.J. Glauthier	13,289	14,528	1,978	356	14,884
Ronald Harrell	13,289	14,528	1,978	356	14,884
Robert M. Wohleber	13,289	14,528	1,978	356	14,884

Treatment of Restricted Stock Units

The Merger Agreement provides that, immediately prior to the consummation of the Merger, each restricted share unit grant with respect to Shares (the “RSUs”), shall be fully vested and converted into the right to receive from the Company a cash amount (subject to applicable withholding taxes) equal to the per Share amount paid in the Offer multiplied by the number of Shares subject to such RSU.

The table below sets forth the number of RSUs held by the directors and executive officers of the Company as of September 24, 2012, and the amount of cash consideration they will receive for those RSUs, rounded to the nearest dollar (without taking into account any applicable tax withholdings). Based on the number of RSUs held on September 24, 2012, the executive officers and directors would be entitled to receive a payment of approximately $2,583,601 in the aggregate for all RSUs held by such executive officers and directors (less certain applicable taxes).

Executive Officer/Director	Number of Shares Underlying RSUs (#)	Total Value of RSUs ($)
Christopher D. Strong	246,296	1,600,924
David S. Goldberg	67,153	436,495
Tina L. Castillo	7,042	45,773
Thomas H. O’Neill, Jr.	10,998	71,487
Howard I. Hoffen	10,998	71,487
Gregory D. Myers	10,998	71,487
M. Joseph McHugh	10,998	71,487
T.J. Glauthier	10,998	71,487
Ronald Harrell	10,998	71,487
Robert M. Wohleber	10,998	71,487

Agreements with Executive Officers

The purchase of Shares pursuant to the Offer shall constitute a “change in control” as this term is defined in the Company’s termination protection agreement agreements (collectively, the “Termination Protection Agreements”) with Christopher Strong, Tina Castillo and David Goldberg (collectively, the “Executives”).

Pursuant to the Termination Protection Agreements, in the event an Executive’s employment is terminated (i) by the Company without Cause (as defined in the Termination Protection Agreement) within three months prior to, or 12 months following, a change in control of the Company, or (ii) by the Executive for Good Reason (as defined in the Termination Protection Agreement) within 12 months following a change in control, the Executive will receive (subject to execution and non-revocation of a release of claims) (i) a lump sum payment equal to sum of (A) one times (in the case of Mr. Strong, two times) the higher of his or her current base salary or his or her base salary at the highest rate in effect at any time during the 90-day period prior to the change in control, (B) one times (in the case of Mr. Strong, two times) the average of his or her prior three annual bonuses (including both cash and equity award values, but excluding any equity awards granted outside of the regular annual grant process) and (C) 75% (in the case of Mr. Strong, 100%) of the higher of Executive’s current base salary or his or her base salary at the highest rate in effect at any time during the 90-day period prior to the change in control, in either case, prorated from January 1 through the Executive’s employment termination date, and (ii) reimbursement for all required premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) for 18 months following the Executive’s termination, or, if earlier, until the Executive obtains comparable coverage under another health plan.

The following table shows the estimated maximum potential amounts of all severance payments for each of the Executives under their Termination Protection Agreements, assuming the Merger is effected on November 5, 2012 and each executive officer’s employment is terminated by the Company without cause immediately thereafter, and assuming each executive officer receives payment of his or her COBRA premiums for the full 18 months following termination. The numbers below do not reflect amounts attributable to Options and RSUs currently held by the Executives. See “Treatment of Stock Options” and “Treatment of Restricted Stock Units” for the potential cash out value of Options and RSUs held by each executive officer. All figures have been rounded to the nearest whole dollar.

Executive Officer/Director	Potential Cash Severance Payments ($)	Potential COBRA payments ($)	Total Potential Severance Payments ($)
Christopher D. Strong	1,877,626	16,546	1,894,172
David S. Goldberg	586,838	19,626	606,464
Tina L. Castillo	518,781	19,626	538,407

Pursuant to the terms of the Termination Protection Agreements, each Executive is subject to a “better after-tax” provision that provides that, if any payments or benefits would be subject to the excise tax on “excess parachute payments” pursuant to Section 4999 of the Internal Revenue Code (“Section 4999”), such payments and benefits will either (i) be “cut back” such that the individual will not be subject to the Section 4999 excise tax, or (ii) be paid out in full, whichever results in the executive officers receiving the greater amount after taking into consideration the payment of all taxes, including the Section 4999 excise tax. Based on current estimates, we do not anticipate that any payments pursuant to the Termination Protection Agreements will be subject to the Section 4999 excise tax.

The foregoing description is qualified in its entirety by reference to the form of Termination Protection Agreement, which is attached as Exhibit (e)(3) hereto and is incorporated herein by reference.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, for six years after the Merger Effective Time, Parent will cause the surviving company of the Merger to indemnify and hold harmless each current and former officer and director of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Merger Effective Time to the fullest extent permitted by the DGCL or any other applicable law and permitted under the Company’s articles of incorporation and bylaws in effect on the date of the Merger Agreement. The indemnification obligations described in this paragraph are subject to any limitations imposed from time to time under applicable law.

In addition, Parent will cause the surviving company of the Merger to continue in full force and effect for a period of six years from the Merger Effective Time the provisions in existence in the surviving company’s and its subsidiaries’ articles of incorporation and bylaws and other organizational documents in effect on the date of the Merger Agreement regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses.

Parent agreed pursuant to the Merger Agreement that the surviving company of the Merger will maintain for a period of at least six years after the Merger Effective Time prepaid “tail” insurance policy in existence as of the date of the Merger Agreement or a substitute of at least the same coverage and amounts and containing terms, conditions, retentions and limits of liability that are no less favorable than Company’s existing officers’ and directors’ liability and fiduciary liability insurance policies. In satisfying its obligations described in this paragraph, neither the Parent or the surviving corporation will be obligated to pay amounts in the aggregate in excess of 225% of the amount per annum the Company paid in its last full fiscal year for such policies.

Employee Matters

Pursuant to the Merger Agreement, (a) for a period of no less than 12 months following the Merger Effective Time, Parent will provide or cause to be provided to the employees of the Company who remain employed following the Merger Effective Time (including, if applicable, the Executives) (such employees, the “Continuing Employees”), (i) compensation and benefits that are in the aggregate substantially comparable to the compensation and benefits provided by the Company to the Continuing Employees as in effect immediately prior to the Merger Effective Time, and (ii) severance benefits that are no less favorable than the severance benefits which the Continuing Employees would have received from the Company upon termination of employment immediately prior to the Merger Effective Time. Except as would result in a duplication of benefits, with respect to any employee benefit plan maintained by Parent or any of its affiliates in which any Continuing Employee becomes a participant (excluding any equity compensation or benefit accrued under a defined benefit plan), such Continuing Employee will receive full credit for service with the Company (or predecessor employers to the extent the Company provides such past service credit) to the same extent that such service was recognized as of the Merger Effective Time under a comparable plan of the Company in which the Continuing Employee participated. With respect to any welfare plan maintained by Parent or any of its affiliates in which any Continuing Employee is eligible to participate after the Merger Effective Time, Parent will, or will cause its affiliates to, (a) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under Union Drilling’s welfare plans prior to the Merger Effective Time, and (b) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Merger Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(b) Arrangements with Parent and Purchaser.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer in Sections 11 and 15, respectively, of the Offer to Purchase that is filed as Exhibit (a)(1)(A) to the Schedule TO and that is being mailed to stockholders of the Company together with this Schedule are incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule and is incorporated herein by reference.

Limited Guarantee

On September 24, 2012, Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (each, a “Limited Guarantor”) and collectively, the “Limited Guarantors”) entered into a limited guarantee (the “Limited Guarantee”) in favor of the Company, whereby each limited Guarantor guaranteed certain of Parent’s obligations under the Merger Agreement. The Limited Guarantee is more fully summarized in Section 11 of the Offer to Purchase.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, Parent entered into tender and voting agreements with (i) Union Drilling Company LLC (“UDC LLC”) and (ii) Christopher S. Strong (President and Chief Executive Officer of the Company), Tina L. Castillo (Senior Vice President and Chief Financial Officer of the Company) and David S. Goldberg (Senior Vice President and General Counsel of the Company) (the “Tender Agreements”). Pursuant to the Tender Agreements, the Company’s named executive officers and UDC LLC agreed to, among other things, (i) tender the Shares beneficially owned by them in the Offer and (ii) support the Merger and the other transactions contemplated thereby, each on the terms and subject to the conditions set forth in the Tender Agreements. The Shares subject to these agreements comprise approximately 37.6% of the outstanding Shares. The Tender Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms and, in the case of the Tender Agreement entered into by the Company’s named executive oficers, the Tender Agreement also terminates if the Board changes its recommendation with respect to the Offer or the Merger in response to events or changes in circumstances that were neither known nor reasonably foreseeable as of or prior to the date of the Merger Agreement. The Tender Agreements, copies of which have been filed as Exhibit (e)(4) and (e)(5) hereto, are more fully summarized in Section 11 of the Offer to Purchase and are incorporated herein by reference.

Contribution, Non-Tender and Support Agreements

Immediately prior to the execution of the Merger Agreement, Parent, Steven A. Webster, Wolf Marine S.A. (“Wolf Marine”), and Lucky Star Ltd. (“Lucky Star”) entered into Contribution, Non-Tender and Support Agreements (the “Support Agreements”). Mr. Webster, Wolf Marine and Lucky Star are stockholders of the Company. Pursuant to the Support Agreements, such stockholders have agreed upon the terms and subject to the conditions of such agreements (i) not to tender their Shares in the Offer, (ii) to support the Merger and, if applicable, vote their Shares in favor of adoption of the Merger Agreement and (iii) immediately prior to the consummation of the Merger, to contribute all of their Shares to Parent in exchange for a number of shares of Parent’s Series A Convertible Preferred Stock, par value $0.01 per share, equal to 0.000590909 multiplied by the number of contributed Shares. The aggregate number of Support Agreement Shares as of September 24, 2012 was 3,234,256 Shares, which represents approximately 15.1% of the outstanding Shares. The Support Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the change of the Board’s recommendation with respect to the Offer or the Merger in response to events or circumstances that were neither known nor reasonably foreseeable as of or prior to the date of the Merger Agreement. The Support Agreements, copies of which have been filed as Exhibits (e)(6) and (e)(7) hereto, are more fully summarized in Section 11 of the Offer to Purchase and are incorporated herein by reference.

Confidentiality Agreement

On July 13, 2012, the Company and Avista Capital Holdings, LP, an affiliate of Parent, (“Avista”) signed a Confidentiality Agreement (the “Confidentiality Agreement”) providing that, subject to the terms of the Confidentiality Agreement, Avista and its affiliates shall keep confidential certain non-public information provided by the Company. The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) hereto, is more fully summarized in Section 11 of the Offer to Purchase and is incorporated herein by reference.

Exclusivity Agreement

On July 15, 2012, the Company and Avista entered into an exclusivity agreement (the “Exclusivity Agreement”), providing that until July 29, 2012 (the “Exclusivity End Date”), the Company would not solicit, negotiate with or provide non-public information to any other person concerning a potential acquisition of the Company. The exclusivity period was subject to a one week renewal if Avista delivered a non-binding letter of intent to the Company stating its intention to acquire all the outstanding Shares of the Company at a price of $6.50 per Share and the Company determined that substantial progress had been made with respect to the negotiation of financing commitment letter, due diligence and negotiation of a merger agreement. Subsequent to the execution of the Exclusivity Agreement, the parties twice agreed to extend the Exclusivity End Date. The summary and description are qualified in their entirety by reference to the Exclusivity Agreement, which has been filed as Exhibit (e)(8) to this Schedule and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

The Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders and (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL. The Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer, and, if necessary, adopt the Merger Agreement and approve the Merger.

(b) Background and Reasons for the Recommendation.

Background

In their ongoing efforts to enhance stockholder value, the Board and management of the Company regularly review and evaluate the Company’s financial results, business plan and strategy, as well as potential strategic alternatives, including possible business combinations involving the Company.

In early February 2010, the Company was contacted by an entity with operations within the Company’s industry (“Bidder A”), which expressed its interest in a possible business combination transaction with the Company. A representative of Bidder A discussed with Mr. Christopher D. Strong, the Chief Executive Officer of the Company, a potential stock-for-stock merger involving the companies, although they did not discuss valuation, potential merger consideration, or other specific terms of a potential merger. Mr. Strong informed the Board of Bidder A’s interest, and, following discussion, the Board authorized management to engage in preliminary discussions with Bidder A to better understand the potential transaction being considered by Bidder A and to consider the Company’s potential other strategic alternatives.

On March 4, 2010, Bidder A and the Company signed a mutual non-disclosure agreement, which included a customary standstill provision. On March 17, 2010, the Company engaged RBC Capital Markets, LLC (“RBC”), as its financial advisor. The Board chose RBC as its financial advisor based on its qualifications and general expertise and its detailed knowledge and understanding of the Company and the oilfield services industry. The Board noted that RBC had participated as an underwriter in the Company’s initial public offering (the “IPO”) in 2005, and its investment bankers had continued to advise the Company since the IPO on various strategic and financial initiatives.

Over the next few months, at the direction of the Board, the Company and Bidder A held further discussions. However, Bidder A and the Company were unable to agree on a potential valuation for the Company or the structure of a potential transaction.

Throughout the spring and summer of 2010, Mr. Strong stayed in contact with Bidder A and updated the Board regularly on these conversations.

On August 24, 2010, the Company received a written offer from Bidder A to acquire the Company in a 100% stock-for-stock strategic combination of the companies at an exchange ratio of 0.700 Bidder A shares for each Share, implying a one-day offer price premium of 12% and a discount of 6% over the Company’s 30 day volume-weighted average price. On September 14, 2010, at a special meeting of the Board, Mr. Strong and RBC provided a summary of the discussions to date with Bidder A and Bidder A’s proposal. Following discussion, the Board determined to continue to consider Bidder A’s proposal. On October 15, 2010, at the direction of the Board, Mr. Strong sent letter expressing the Company’s continued interest in a strategic combination of the companies based on Bidder A’s August proposal.

From mid-September to November 2010, the Company and Bidder A, along with their respective advisors, continued to discuss Bidder A’s proposal.

On November 3, 2010, the Company announced third quarter EBITDA results of $6.2 million that were lower than the consensus forecast of $7.2 million.

On November 19, 2010, Bidder A submitted a revised written offer to acquire the Company at an exchange ratio of 0.600 Bidder A shares for each Share, citing the increase in Bidder A’s stock price since the delivery of the initial offer, resulting in a higher implied premium to the price of the Shares based on the original exchange ratio. Bidder A’s revised offer implied a premium of 43% over the Company’s trading price on November 18, 2010 and a premium of 65% over the Company’s 30 day volume-weighted average price as of November 18, 2010. While the Company considered Bidder A’s revised proposal, each party continued to perform its due diligence investigation of the other party.

On December 2, 2010, at a regularly scheduled meeting of the Board, Mr. Strong and representatives from RBC and the Company’s outside legal counsel, Davis Polk & Wardwell LLP (“Davis Polk”), discussed the revised proposal from Bidder A. RBC also provided the Board with preliminary financial information regarding Bidder A and the Company. Following discussion, the Board determined to send a letter to Bidder A expressing the Company’s interest in continuing discussions with Bidder A. The next day, at the direction of the Board, Mr. Thomas H. O’Neill, Jr., Chairman of the Board, sent Bidder A the letter described above.

In early-December 2010, at the direction of the Board, the Company and its advisors engaged in continued negotiations with Bidder A regarding their proposal, including exchanging drafts of a merger agreement and related transaction documents.

In mid-December 2010, the Board, with input from its advisors, raised concerns with Bidder A and its financial advisor regarding the level of indebtedness and the financial obligations of the combined entity that would result from a merger between the Company and Bidder A and whether the levels of cash and near term-liquidity of the combined entity would allow it to repay indebtedness, pay the transaction expenses and meet its near term financial obligations going forward. Based on these concerns and further discussions, on December 20, 2010, the parties suspended discussions regarding the proposed transaction.

In April 2011, the Company obtained a $27.5 million extension of credit on its facility (the “Credit Facility”) with PNC Bank and other lenders. In August 2011, the Company exercised the $25 million accordion feature of the Credit Facility, increasing the size of the facility to $150 million.

On May 4, 2011, the Board held a regularly scheduled meeting. During the meeting, Mr. Strong reported that he recently had received a call from the CEO of Bidder A and that Mr. Strong expected that Bidder A might again submit an indication of interest for an acquisition of the Company. Bidder A did not submit such an indication of interest.

Over the course of late 2011 and the first quarter of 2012, at the Board’s direction, the Company and RBC contacted or received inbound inquiries from 15 strategic and financial parties to discuss their potential interest in a business combination with or acquisition of the Company. These entities included the entities described herein as Bidder A, “Bidder B,” “Bidder C” and “Bidder D,” all of which had operations and/or experience in the oilfield services industry. A total of five entities (Bidders A, B, C and D and “Bidder E”) entered into non-disclosure agreements with the Company and received non-public information regarding the Company.

On September 29, 2011, the Board approved a share repurchase program under which up to three million Shares could be repurchased at a price not to exceed $5.50 per Share.

On March 7, 2012, the Board held a regularly scheduled telephonic meeting to discuss, among other things, the Company’s fourth quarter earnings. The Company’s fourth quarter EBITDA of $15.9 million was lower than the consensus forecast of $16.7 million, due to high operational expenditures. In March 2012, Company management substantially lowered its EBITDA forecast for 2012 from $65 million to $57 million due to falling gas prices and January and February 2012 results that failed to meet management’s expectations due to delays on newbuilds and transition costs. The Board also considered the challenges facing the Company on a standalone basis, including (i) the Company’s lack of scale as compared to its competitors and the resulting impact that had on the Company’s profitability, margins, access to capital and liquidity, (ii) oversupply of natural gas in the United States and the declining gas directed rig count which led to increasing competition and lower dayrates and rig utilization in the Company’s industry (iii) the Company’s very low rate of return on capital as compared to its competitors in the industry.

In the Spring of 2012, Mr. Steven Webster of Avista Capital Holdings, LP (“Avista Capital Holdings,” and together with its affiliates, “Avista”), parent company of Sidewinder Drilling Inc. (“Parent”), contacted representatives of UDC LLC, the Company’s largest stockholder, to inquire about a potential transaction involving the Company.

On April 3, 2012, RBC informed Company management and certain members of the Board, that Bidder E, another party with operations in the Company’s industry, had contacted RBC and indicated that it was interested in discussing a potential business combination with the Company. Representatives of the Board instructed RBC to encourage Bidder E to sign a non-disclosure agreement and evaluate Bidder E’s interest. On April 13, 2012, Bidder

E and the Company entered into a non-disclosure agreement and RBC requested that Bidder E’s financial advisor present an initial indication of value so the Company could determine whether further discussions were warranted.

On April 26, 2012, Bidder E sent a letter to RBC indicating Bidder E’s initial interest in acquiring the Company in an all cash transaction. The letter indicated that, based on a preliminary valuation analysis and subject to a number of conditions such as adequate due diligence, a minimum Company 2012 EBITDA of $58 million and a maximum total debt of $71.1 million as of March 2012, Bidder E would be willing to consider a transaction with the Company at a value of between $6.75 and $7.25 per Share. The letter also indicated that Bidder E might need to enter into an underwritten equity financing concurrent with the closing of the proposed transaction in order to finance the acquisition. RBC communicated Bidder E’s interest to Mr. Strong and Ms. Tina Castillo, Chief Financial Officer of the Company.

On May 2, 2012, at a scheduled Board meeting, the Company’s management, representatives from RBC and representatives from Davis Polk provided the Board with a summary of Bidder E’s proposal and the discussions with Bidder E and its financial advisor to date. RBC made a presentation of preliminary financial information related to the proposal. RBC also informed the Board that Bidder A had again contacted RBC to indicate they would be submitting a revised proposal regarding a possible transaction involving the Company. The Board, in consultation with RBC, also discussed which entities would likely be most interested and financially capable of acquiring the Company and offering the highest price and best terms for the Company’s stockholders. The Board reviewed RBC’s relationship with Bidder E and, following discussion, concluded that RBC’s relationship with Bidder E would not impede RBC’s ability to serve as the Company’s financial advisor. In response to questions from the Board, RBC confirmed that it would not provide any potential acquisition financing to Bidder E without express approval by the Board. Following further discussion, the Board authorized RBC to provide Bidder E time to conduct further due diligence to satisfy the various conditions in its proposal. The Board, in consultation with RBC, also discussed the merits and considerations of contacting other potential buyers to gauge their potential interest in a business combination with the Company. While the Board did not make any decision concerning a potential sale of the Company or other potential business combination involving the Company, following discussion, the Board directed RBC to contact the other parties who had expressed interest in a transaction with the Company.

At the direction of the Board, RBC first approached Bidder A, Bidder B and Mr. Steven Webster of Avista to inform them that if they remained interested in a possible transaction with the Company they should make a formal proposal. Bidder A re-iterated to RBC its interest in re-engaging in negotiations and that it would send the Company a revised letter of interest. The Company received a request for a non-disclosure agreement from Bidder A, seeking to receive updated information on the Company. On May 2, 2012, the Company sent Bidder A’s financial advisor a draft non-disclosure agreement, which was entered into later that day. On the same day, RBC, at the Company’s direction, informed Bidder E and its financial advisor that Bidder E would be allowed to conduct further due diligence on the Company over the next few weeks and that more information would be made available to them, including via site visits and a management presentation.

On May 3, 2012, at the direction of the Board, RBC approached Bidder C to determine whether it was interested in, and financially capable of, acquiring the Company. Bidder C indicated that it would respond the following week.

Also on May 3, 2012, the Company announced first quarter earnings. The Company’s first quarter EBITDA of $9.8 million was lower than the consensus forecast of $11.9 million because of high operating expenses due to transitioning rigs, as well as delays on various newbuilds. Company management’s EBITDA forecast for 2012 was further reduced to $52.1 million due to delays in newbuilds, higher transition costs, lowered revenue expectations and continued pressure from customers on dayrates. The Company also reported that as of March 31, 2012, the outstanding balance under the Credit Facility was $81.6 million.

On May 4, 2012, Bidder A sent a letter to the Company expressing interest in a potential strategic combination with the Company. In its letter, Bidder A proposed to acquire the Company at a purchase price of

$5.82 per Share, implying a one-day offer price premium of 17% and a premium of 6% over the Company’s 30 day volume-weighted average price, with the consideration to be comprised of 50% cash and 50% Bidder A stock.

On May 5, 2012, representatives of the Board, in consultation with RBC and Davis Polk, discussed Bidder A’s most recent proposal. Mr. Thomas H. O’Neill, Jr., Chairman of the Board, also contacted other members of the Board to discuss the proposal. Following discussion, representatives of the Board directed Mr. Strong to draft a reply letter to Bidder A’s offer indicating that its offer was financially inadequate and that the Company would not continue discussions with Bidder A unless Bidder A substantially increased its proposal. The Board and management of the Company found Bidder A’s proposal to be inadequate because it implied a premium of only 6% over the Company’s 30 day volume-weighted average price and the Company knew that Bidder A had limited liquidity and uncertain financial prospects which raised uncertainty regarding the value of the stock consideration in their proposal. On May 7, 2012, the Company delivered a letter to Bidder A indicating that its offer was financially inadequate and that the Company would not continue discussions with Bidder A unless Bidder A substantially increased or amended its proposal.

Also on May 7, 2012, at the direction of the Board, RBC contacted Bidder D to inquire whether it remained interested in a possible transaction with the Company. Bidder D requested updated information on the Company and later indicated to RBC that it was not interested in pursuing a transaction with the Company.

On May 8, 2012, the Company received a proposed agenda and due diligence requests from Bidder E for the Company’s management presentation scheduled for May 15, 2012.

On May 9, 2012, RBC was informed that Bidder C had decided not to pursue a potential business combination transaction with the Company because of industry related issues.

On May 11, 2012, RBC, at the direction of the Board, sent the management presentation materials to Bidder E’s financial advisor in advance of the scheduled telephonic meeting on May 15, 2012.

Also on May 11, 2012, the Chief Executive Officer of Bidder B expressed a renewed interest in discussing a potential business combination transaction with the Company. On May 14, 2012, RBC, at the direction of the Board, sent Bidder B updated materials containing information on the Company in response to Bidder B’s request for information and followed-up with additional information on May 15, 2012.

Also on May 15, 2012, Mr. Strong and Ms. Castillo held a telephonic meeting with the Chief Executive Officer, Chief Financial Officer and financial advisor of Bidder E and RBC to review the management presentation and Bidder E’s due diligence requests and discuss any further due diligence questions that Bidder E had.

Also on May 15, 2012, Mr. Strong and Ms. Castillo held a telephonic meeting with the Chief Executive Officer, Chief Financial Officer and Senior Vice President of Bidder B and RBC.

On May 20, 2012, Mr. Webster of Avista informed RBC that Avista was interested in a possible business combination transaction between Parent and the Company. Mr. Webster proposed a stock-for-stock exchange in which the Company’s stockholders would receive an equity stake in the combined company valued at $6.50 per Share. The proposed transaction also included a self-tender provision whereby the combined entity would purchase for cash up to 50% of its outstanding shares at a price of 140% of the trading price of the Shares at the date of signing (up to a maximum of $6.50 per share). Mr. Webster requested that Avista be granted a 60-day exclusivity period.

On May 21, 2012, Bidder B submitted a proposal to RBC expressing interest in a potential acquisition of the Company at a price of $6.50 per Share in cash, implying a one-day offer price premium of 37% and a premium of 32% over the Company’s 30 day volume-weighted average price. Bidder B proposed to finance the transaction entirely with available cash on hand and, therefore, would not require a third-party financing condition to its proposal. Bidder B’s proposal was contingent on the completion of customary due diligence and the negotiation of a definitive merger agreement. At that time, Bidder B also expressed the desire to enter into a 45-day exclusivity agreement with the Company.

On May 22, 2012, Bidder E’s financial advisor notified RBC that Bidder E would not be submitting a proposal to acquire the Company at this time. Bidder E’s financial advisor further informed RBC that Bidder E required additional information on the Company’s rig equipment, which information was subsequently provided.

On May 23, 2012, Mr. Strong and certain members of the Board, in consultation with RBC, reviewed the proposals received from Bidder B and Avista. While the Board believed Bidder B and Avista’s offers were attractive from a financial perspective, the Board directed RBC to go back to each of Bidder B and Avista to ask them to improve the financial terms of their offers before the Board would grant either party exclusivity. Representatives of the Board instructed RBC to ask Bidder B and Avista to increase their offers to $7.00 per share in cash. Later in the day on May 23, 2012, RBC separately contacted Bidder B and Avista to discuss improving their offers and to inform them that the Company was not prepared to grant either party an exclusivity period to negotiate a transaction unless they increased their proposal to $7.00 per share in cash.

On June 2, 2012, Mr. Webster informed RBC that Avista would not consider an all cash offer or an offer at $7.00 per Share. Avista instead removed the 140% ratchet from its offer and changed the self-tender price to a fixed $6.50 per Share and increased the self-tender component of the offer to 65% (from 50%) of the outstanding shares of the combined entity’s stock. The Company received certain information from Avista regarding Parent so it and its advisors could further evaluate the equity component of Avista’s offer.

On June 4, 2012, Bidder E’s financial advisor informed RBC that Bidder E had decided not to pursue a potential business combination transaction with the Company in light of the continued recent decline in commodity prices and the Company’s low operating margins and returns on capital.

Also on June 6, 2012, the Chief Executive Officer of Bidder B informed RBC that Bidder B would not amend any terms of its offer, but that it would agree to a shorter exclusivity period.

On June 8, 2012, the share buyback program was suspended due to credit facility limitations.

On June 12, 2012, several members of the Board, as well as Mr. Strong, Davis Polk and RBC held a special meeting by telephone to review the current acquisition proposals.

On June 13, 2012, the Board held a special meeting to discuss the latest proposals from Bidder B and Avista with RBC and Davis Polk. During the meeting, RBC and management provided an update on the discussions with potential bidders. RBC gave a presentation to the Board with preliminary financial information regarding the two bids and macroeconomic developments. The Board discussed in detail the relative advantages and disadvantages of each proposal and noted that both proposals offered $6.50 per Share, an implied 43% premium over the trading price of the Shares on June 11, 2012 and a 42% premium over the Company’s 30 day volume-weighted average price as of June 11, 2012. Avista’s proposal contemplated a reverse merger followed by a self-tender offer for the combined entity’s shares and the consideration included up to 65% cash with the remainder to be paid in the combined entity’s stock. Avista’s offer did not contain a financing condition and requested a 60 day exclusivity period. Bidder B’s proposal contemplated a tender offer followed by a short-form merger with the consideration consisting entirely of cash. Bidder B did not require financing and requested an exclusivity period of 45 days. The Board also considered the most recent appraisal of the forced liquidation value of the Company’s assets which indicated a value of $11.47 per Share. The Board concluded that the appraisal did not reflect the true value of the Company, noting that the sale of 32 of the Company’s rigs in 2011, with an aggregate appraisal value of approximately $19 million, netted the Company an aggregate of approximately $10.4 million, or 55% of appraisal value. The Board also considered the risks and challenges the Company faces should it remain a standalone entity, including (i) the Company’s lack of scale as compared to its competitors and the resulting impact that had on the Company’s profitability, margins, access to capital and liquidity, (ii) oversupply of natural gas in the United States and the declining gas directed rig count which led to increasing competition and lower dayrates and rig utilization in the Company’s industry (iii) the Company’s very low rate of return on capital as compared to its competitors in the industry. Following this discussion, the Board concluded that the Company should enter into exclusive negotiations with Bidder B for a 15-day period since its offer provided greater certainty to the Company’s stockholders given that it was 100% cash (as compared to Avista’s proposal of a mix of cash and stock in the combined entity) and did not require financing. Further, Avista’s offer raised difficulties in valuing Parent given the startup nature of its operation, which would impact the trading value of the combined entity under Avista’s proposal. The Board authorized RBC to inform Avista that its offer would be considered by the Company as an alternative, but to reiterate that an all cash offer would be preferred by the Board.

On June 14, 2012, the Company, several members of the Board, Davis Polk, Bidder B and Bidder B’s outside legal counsel held a telephonic meeting to discuss an organizational timeline for the proposed transaction with Bidder B. At the beginning of the meeting, the CFO of the Company provided an update on the Company’s anticipated earnings. Following the meeting, Davis Polk sent a draft merger agreement and exclusivity agreement to Bidder B’s outside legal counsel.

On June 15, 2012, the Company and Bidder B executed an exclusivity agreement, which provided that the Company would exclusively negotiate with Bidder B through July 2, 2012. Later that day, Davis Polk received due diligence requests from Bidder B’s outside legal counsel.

On June 18, 2012, the Company and Davis Polk received a draft merger agreement from Bidder B’s outside legal counsel. On June 22, 2012, the Company and Davis Polk provided their comments on Bidder B’s outside legal counsel’s draft merger agreement.

On June 22, 2012, the Company renewed its engagement letter with RBC.

On June 30, 2012, the Company and Bidder B extended the exclusivity period through July 9, 2012 given the progress made in negotiations to date.

On July 3, 2012, Bidder B’s outside legal counsel sent Davis Polk a revised merger agreement draft. The draft contained, in the Company’s view, several unusual provisions that were not customary, including numerous provisions that made consummation of the tender offer highly conditional and jeopardized the certainty that had initially made Bidder B’s offer attractive to the Board. Davis Polk and RBC held telephonic discussions with Bidder B and its outside legal counsel but Bidder B insisted on retaining these conditions to the tender offer in its proposal. On July 4, 2012, Bidder B informed RBC that it would not be proceeding with a transaction with the Company.

Mr. O’Neill contacted the other members of the Board to update them on the termination of discussions with Bidder B and reviewed with them, as contemplated by the Board at its June 13 special meeting, the plan to inquire whether Avista remained interested in a potential merger at a price of $6.50 per Share or higher and, if so, to grant Avista’s exclusivity request.

Following the end of the exclusivity period with Bidder B, and in accordance with the Board’s instructions, representatives of the Board instructed RBC to contact Avista to inquire as to whether Avista would be interested in a potential merger on an all cash basis and if so whether they would be willing to raise their offer beyond $6.50 per Share. Avista suggested that it remained interested in acquiring the Company but was not willing to change its proposal that a portion of the consideration would be payable in equity of the combined entity. RBC, at the direction of the Board, advised that the Company was not interested in a merger transaction in which the Company remained public and a portion of the consideration to the Company’s existing stockholders would be equity in the combined entity because of the difficulties in valuing Parent, which would impact the trading value of the combined entity.

On July 13, 2012, RBC, at the direction of the Board, arranged a meeting with Avista at which RBC, on behalf of the Board, again inquired whether Avista would be interested in an all cash acquisition of the Company and if so whether it would increase its offer beyond $6.50 per Share. Avista informed RBC that they would be interested in pursuing an all cash transaction at a price of $6.50, implying a one-day offer price premium of 46% and a premium of 41% over the Company’s 30 day volume-weighted average price as of July 13, 2012, and requested that the Company enter into an exclusivity agreement with Avista. Avista informed RBC that it was not willing to raise its price.

On July 13, 2012, the Company and Avista executed a mutual non-disclosure agreement and on July 15, 2012, Avista, Parent and their representatives were granted access to the Company’s online data room for purpose of conducting due diligence on the Company.

On July 15, 2012, the Company and Avista executed an exclusivity agreement, which provided that the Company would exclusively negotiate with Avista through July 29, 2012. The exclusivity agreement provided for a further extension of exclusivity through August 5, 2012, if on July 29, 2012, Avista delivered a non-binding letter of intent to the Company stating its intention to acquire all the outstanding shares of the Company at a price of $6.50 per share and the Company determined, in its reasonable discretion, that the parties were making substantial progress.

Throughout the exclusivity period with Avista, Mr. O’Neill periodically contacted the other members of the Board to discuss the status of negotiations with Avista.

On July 17, 2012, Davis Polk held a conference call with Vinson & Elkins LLP (“Vinson & Elkins”), legal counsel to Avista and Parent, to discuss the potential transaction and, shortly thereafter, Davis Polk sent Vinson & Elkins an initial draft of the merger agreement. The draft proposed a minimum tender condition of a majority of the outstanding Shares of the Company, as well as a “two step” transaction process consisting of a front-end tender offer followed by a back-end merger. The Company requested that Avista provide equity commitments to Parent to fund the entire purchase price. The draft also contemplated a “hell or high water” antitrust covenant whereby Avista and Parent would be obligated to take all actions necessary (including divestitures) in order to obtain the approval of antitrust authorities.

On July 18, 2012, Davis Polk sent to Vinson & Elkins an initial draft tender and voting agreement, whereby Union Drilling Company LLC would commit to tender its shares into the offer and support the Merger.

On July 19, 2012, the management teams of Company and Parent met in Fort Worth, Texas to discuss the Company’s business and operations. Also in attendance were representatives from Avista and RBC.

On July 24, 2012, Davis Polk and Vinson & Elkins had a telephonic discussion about the proposed transaction. Vinson & Elkins advised Davis Polk on this call that Parent and Avista were engaged in discussions with potential financing sources. Vinson & Elkins also advised Davis Polk that Parent and Avista would propose in the next draft of the merger agreement a reverse termination fee that, together with specific performance in circumstances in which Parent’s debt financing was available, would be the Company’s sole and exclusive remedy. Davis Polk updated representatives of the Board on its discussions with Vinson & Elkins.

On July 29, 2012, Avista delivered a letter to RBC reaffirming its interest in acquiring all the shares at a price of $6.50 per share and the Company and Avista executed an amended Exclusivity Agreement, which extended the initial exclusivity period through August 15, 2012 and indicated that Avista expected to re-confirm its intent to acquire the Company and request a further exclusivity extension at such time.

On July 30, 2012, Vinson & Elkins sent Davis Polk a mark-up of the draft merger agreement. The revised draft proposed a reverse termination fee of $7 million as the Company’s sole remedy against Avista, Parent, Purchaser, and their affiliates, except in instances of fraud. The draft also included a limited guarantee by certain funds of Avista to the Company guaranteeing payment of any such reverse termination fee. Among other things, the revised draft also provided for (i) an increase in the size of the termination fee and the additional circumstances under which the termination fee to $7 million was payable by the Company, (ii) a reimbursement of Parent expenses in an amount not to exceed $3 million; (iii) a longer match period available to Parent, (iv) increased restrictions on the Board’s ability to change its recommendation, (v) a “no material adverse effect” condition to Parent’s obligation to consummate the tender offer, (vi) limitations the obligations of Avista and Parent to obtain antitrust approval, and (vii) limitations on the Company’s right to specific performance to circumstances in which Parent’s debt financing is available.

During the week of July 30, 2012, representatives of the Board, Company management, Davis Polk and RBC discussed Vinson & Elkins’ mark-up of the draft merger agreement. On August 6, 2012, Davis Polk and Vinson & Elkins held a conference call to discuss Vinson & Elkins’ draft of the merger agreement, in particular the “no solicitation” covenant and the remedies provisions.

On August 7, 2012, after further discussions with representatives of the Board, Davis Polk sent Vinson & Elkins a revised draft merger agreement. Among other things, the draft proposed (i) a $14 million reverse termination fee, (ii) a $3 million termination fee and fewer instances in which such termination fee is payable by the Company, (iii) no reimbursement of Parent expenses, (iv) a less burdensome “no solicitation” covenant and (v) shorter periods for Parent to match competing proposals.

On August 14, 2012, the Company informed Avista that there was going to be a delay in delivering two of its rigs that were still under construction to a customer. As a result of this, the parties delayed further discussions regarding the potential transaction. In late August, 2012, the parties reengaged in discussions regarding the transaction and representatives of the Board agreed to provide Avista with a new exclusivity period. Avista informed RBC and the Company that it was unwilling to enter into a merger agreement until the rigs had been delivered to the customer and spudded wells.

On August 24, 2012, Avista provided information to RBC regarding Avista’s preliminary expected financing arrangements. In respect of its equity financing, Avista inquired of RBC whether certain of the Company’s existing shareholders, including Mr. O’Neill, would be willing to roll-over some of their shares in the Company into Parent in connection with the proposed merger transaction. After consulting with Mr. O’Neill, representatives of Union Drilling Company LLC, the Company and Davis Polk, RBC informed Avista that Mr. O’Neill and Union Drilling Company LLC would not be willing to roll-over any of their shares in the Company.

On September 5, 2012, the Company and Avista entered into a new Exclusivity Agreement, which provided Avista exclusivity through the earlier of (i) September 30, 2012 and (ii) seven business days after the Company provided Avista notice that both rigs had spudded wells.

Also on September 5, 2012, Vinson & Elkins sent Davis Polk a mark-up of the draft merger agreement. The draft proposed (i) a $6 million termination fee, (ii) a $9 million reverse termination fee and (iii) a reimbursement of Parent expenses in an amount not to exceed $3 million in the event the merger agreement is terminated under certain specified circumstances and reflected further revisions to, among other things, the match rights period and the ability of the Board to change the recommendation. The draft also proposed that in addition to Union Drilling Company LLC, the Company’s named executive officers enter into tender and voting agreements with Parent.

During the remainder of that week and the week of September 10, 2012, Davis Polk and Vinson & Elkins held conference calls to resolve many of the material outstanding issues in the merger agreement, including with respect to the scope of representations and warranties made by the Company, the interim operating covenants of the Company, the conditions to the Offer and the Merger, the sizes of the termination fee, reverse termination fee and expense reimbursement, the no shop provisions, the match right periods, the ability of the Board to change its recommendation and employee benefits matters. Vinson & Elkins also informed Davis Polk that Avista and Parent’s potential debt financing provider, Jefferies Finance LLC, had expressed concerns that the structure of the transaction could complicate the debt financing. Davis Polk, after discussions with representatives of the Board, agreed with Vinson & Elkins to change the minimum tender condition to a threshold at which, after exercise of the Top-Up Option, a short-form merger could be consummated under Delaware law.

On September 14, 2012, at the direction of representatives of the Board, Davis Polk sent Vinson & Elkins a revised draft merger agreement. As Davis Polk and Vinson & Elkins had discussed on their earlier call, the draft reflected the revised minimum tender condition and contemplated that if the minimum tender condition were not satisfied or the Offer terminated under certain circumstances, the Company would file a preliminary proxy statement and the parties would proceed with a one-step merger. The draft also proposed (i) a $4.5 million termination fee, (ii) an $11.5 reverse termination fee and (iii) a $1.5 million cap on reimbursement of Parent’s expenses. In the draft the Company agreed to Avista’s request that the Company’s named executive officers enter into a tender and voting agreement, provided that the agreement terminated upon the termination of the merger agreement or any change of the Board’s recommendation in response to events or circumstances that were neither known nor reasonably foreseeable to the Board.

On September 21, 2012, the stock price of the Company unexpectedly increased by over 10% to close at $6.31 per share due to a single block trade. Avista informed the Company that it was willing to sign a merger agreement during the weekend of September 22-23 with a public announcement to follow. In that regard, Avista agreed that it would no longer require that both the two rigs still under construction be delivered to the customer and spud their first wells as a condition to signing. Avista also indicated that it had directed Vinson & Elkins to deliver to Davis Polk and the Company a revised draft of the merger agreement.

Shortly thereafter, Mr. O’Neill contacted members of the Board to inform them about the accelerated timeline and to schedule a special meeting of the Board for September 23, 2012.

On September 21, 2012, Vinson & Elkins sent Davis Polk a revised draft merger agreement. The draft contemplated a dual track structure, whereby Parent would initiate the Offer while the Company would simultaneously file a preliminary proxy statement and prepare to hold a meeting of its stockholders to approve the merger if the conditions to the Offer were not satisfied or waived. The draft also proposed a $5 million termination fee, a $10 million reverse termination fee and a $2 million cap on reimbursement of Parent’s expenses. The revised draft of the merger agreement indicated for the first time that Avista had agreed with Wolf Marine, S.A., Lucky Star Ltd. and Mr. Webster, existing shareholders of the Company, that those shareholders would agree not to tender their shares in the Offer and would exchange their shares in the Company for shares in Parent upon consummation of the Merger. RBC and Davis Polk contacted Avista and Vinson & Elkins, respectively, asking for a further explanation of this proposed rollover of equity. Avista and Vinson & Elkins each indicated that the proposed rollover of Company shares into Parent was necessary to complete the transaction. Vinson & Elkins also informed Davis Polk that Wolf Marine, S.A., Lucky Star Ltd. and Mr. Webster were willing to sign contribution and support agreements to effect these rollover arrangements prior to signing of the merger agreement by the parties. That same day, Vinson & Elkins also provided a markup of the tender and voting agreement and initial drafts of the equity commitment letter between Avista and Parent and the limited guarantee from Avista in favor of the Company.

On September 21, 2012, Davis Polk sent Vinson & Elkins a draft of the Company’s disclosure schedules to the merger agreement. Later that same day Vinson & Elkins provided comments to the Company’s disclosure schedule.

On September 22, 2012, Vinson & Elkins sent Davis Polk a draft of the contribution and support agreement. Later that day Vinson & Elkins sent Davis Polk an initial draft of the debt commitment letter pursuant to which Jefferies Finance LLC was committing to fund the full amount of the financing required by Parent to consummate the Offer and the Merger. Later that day, Davis Polk sent comments on the draft debt commitment letter to Vinson & Elkins, noting in particular that the debt commitment letter contained certain conditions to the financing that were not customary and should be deleted.

Over the course of September 22 and 23, 2012 Davis Polk and Vinson & Elkins held several conference calls to negotiate the remaining open items in the merger agreement, the company disclosure schedules and the other draft agreements. Among other things, Avista and Parent made additional changes to the representations and warranties, agreed to provide more certainty as to closing and to remove certain conditions to the Merger regarding the operating status of the Company’s rigs and the Company accepted Avista and Parent’s request regarding the contribution and support agreements to be entered into with certain stockholders of the Company provided such agreements terminate upon the termination of the merger agreement or any change in the Board’s recommendation in response to events or circumstances that were neither known nor reasonably foreseeable to the Board. Avista and Parent were unwilling to lower the termination fee below $5 million or the cap on reimbursement of Parent expenses below $2 million or raise the reverse termination fee beyond $10 million.

On September 23, 2012, at a special telephonic meeting of the Board, the Board reviewed the proposed terms of the transaction, including the proposed price of $6.50 per Share and discussed the resolution of the remaining principal issues with representatives of RBC, Davis Polk and senior management. On the evening of September 22, 2012, the directors received the materials to be reviewed and decided upon at the special meeting. At the meeting, RBC rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that, based on RBC’s experience as investment bankers, as of September 23, 2012 and subject to the various assumptions and limitations set forth in its opinion, the consideration to be received by the holders of the Company’s common stock in the Transaction was fair, from a financial point of view, to such holders (other than the parties to the Tender Agreement and the Support Agreement (the “Excluded Holders”) and their respective affiliates). The full text of RBC’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by RBC, is attached as Annex B hereto. For a more detailed discussion of RBC’s opinion, please see “—Opinion of the Company’s Financial Advisor.” Representatives of Davis Polk then reviewed with the Board its fiduciary duties and other legal considerations and representatives of Davis Polk reviewed with the Board a summary of the terms of the merger agreement and the financing agreements being entered into by Parent. The Board also reviewed and discussed the reasons for proceeding with the merger and the risks and challenges the Company faced as a standalone entity, including (i) the Company’s lack of scale as compared to its competitors and the resulting impact that had on the Company’s margins, (ii) the increase in natural gas production and the resulting decrease in natural gas prices and increase in competition and (iii) the Company’s low rate of return on capital as compared to its competitors. Following these presentations and extensive discussions, the Board unanimously (i) approved the form of the merger agreement with Parent and Purchaser, substantially in the form presented, and the transaction contemplated thereby, including the Offer and the Merger, (ii) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (iii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer and the Merger and (iv) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger. These conclusions were based on the reasons described below under “—Reasons for the Recommendation.”

On September 23 and 24, 2012, Avista and Parent continued negotiations with Jefferies Finance LLC regarding the debt financing commitment.

On September 24, 2012, the Merger Agreement, Tender and Voting Agreements, Contribution and Support Agreements, Debt Commitment Letter, Equity Commitment Letter and Limited Guarantee were each executed and delivered by each party thereto.

Before the U.S. financial markets opened on September 25, 2012, the Company and Parent issued a joint press release announcing the transaction.

Reasons for the Recommendation

In evaluating the Merger Agreement, the transactions contemplated thereby and the Offer, the Board consulted with the Company’s management, legal advisors and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that the holders of Shares accept the Offer and tender their

Shares pursuant to the Offer, and if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors, including the following:

•	The current and projected financial condition of the Company, the earnings, margins, returns on capital and financial prospects and the current and prospective regulatory environment for the Company;

•

The risks and uncertainties associated with maintaining the Company’s existence as an independent company and the opportunities presented by the Offer, which included the Company’s lack of scale as compared to its competitors and the resulting impact that had on the Company’s profitability, margins, access to capital and liquidity; oversupply of natural gas in the United States and the declining gas directed rig count which led to increasing competition and lower dayrates and rig utilization in the Company’s industry; the Company’s very low rate of return on capital as compared to its competitors in the industry; risks associated with changes in technology or improvements in competitors’ equipment that could make the Company’s equipment less competitive and require the Company to make significant capital investments to keep its equipment competitive; the possible negative impact on revenue rates of additional competition in its markets, price competition, and the potential for obsolete equipment; the current volatility in oil and natural gas prices and the continuing weak global economic environment; the highly cyclical nature of the contract drilling business and the associated delays in delivery and shortages of equipment and supplies that can occur as result of the cyclical nature of the business;

•	The type of Offer consideration, which consisted solely of cash, providing the holders of the Shares with certainty of value and liquidity upon the closing of the Offer;

•	Recent and historical market prices for the Shares, as compared to the Offer consideration, including the fact that the Offer consideration of $6.50 per Share represents an approximate premium of:

•	26.2% over $5.15, the volume-weighted average price per Share over the one-month period ended September 21, 2012; and

•	13.5% over $5.73, the volume-weighted average price per Share over the 12 month period ended September 21, 2012.

•

The Board’s belief that the risks associated with operating the Company as a standalone public company were outweighed by the $6.50, per Share Offer consideration, which belief was based on a number of factors, including:

•

The risks that market conditions could affect the price of the Shares’, as evidenced by the fact that the Shares’ closing price had been as high as $6.31 and as low as $3.39 per share in the 21 weeks leading up to the announcement of the Merger Agreement, as well as the other risks and uncertainties discussed in the Company’s public filings with the SEC (including, without limitation, the Company’s lack of scale as compared to its competitors and the resulting impact that had on the Company’s profitability, margins, access to capital and liquidity; oversupply of natural gas in the United States and the declining gas directed rig count which led to increasing competition and lower dayrates and rig utilization in the Company’s industry; the Company’s very low rate of return on capital as compared to its competitors in the industry; risks associated with changes in technology or improvements in competitors’ equipment that could make Company’s equipment less competitive and require the Company to make significant capital investments to keep its equipment competitive; the possible negative impact on revenue rates of additional competition in its markets, price competition, and the potential for obsolete equipment; the current volatility in oil and natural gas prices and the continuing weak global economic environment; the highly cyclical nature of the contract drilling business and the associated delays in delivery and shortages of equipment and supplies that can occur as result of the cyclical nature of the business;

•	The Board’s analysis of other strategic alternatives, including the Board’s knowledge of the Company’s business, financial condition, results of operations, on both historical and prospective bases, and of the risk-adjusted probabilities associated with achieving the Company’s long-term strategic plan as a standalone company as compared to the certainty of value and opportunity afforded to holders of the Shares by way of the Offer consideration. This included consideration of the Company’s ability to compete effectively with oil and natural gas contract land drilling equipment and service providers with greater financial and human resources and with better operating margins; and to identify, obtain, and execute the acquisition or sale of rigs and maintain an optimum mix of types of rigs; and to respond to new regulatory directives; and

•

The inherent uncertainty of attaining management’s internal financial projections, in particular in light of the fact that the duration of most of the Company’s contracts is one year or less, and for other reasons including those set forth in “Item 8. Additional Information––Financial Projections”, including the fact that the Company’s actual financial results in future periods could differ materially from the projected results;

•

The opinion of RBC rendered orally to the Board on September 23, 2012 and subsequently confirmed in writing, that, based on RBC’s experience as investment bankers, as of that date and subject to the various assumptions and limitations set forth in its opinion, the consideration to be received by the holders of the Company common stock in the Transaction was fair, from a financial point of view, to such holders (other than the Excluded Holders and their respective affiliates) as described below under “—Opinion of the Company’s Financial Advisor.” The full text of RBC’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by RBC, is attached as Annex B hereto. RBC’s opinion was provided for the information and assistance of the Board in connection with its consideration of the Transaction and was not on behalf of any other entity or person. RBC’s opinion addressed solely the fairness, from a financial point of view, of the consideration to be received by the holders of Company common stock (other than the Excluded Holders and their respective affiliates) in the Transaction and did not in any way address other terms or conditions of the Transaction or the Merger Agreement;

•

The Board’s view that the process undertaken with the assistance of RBC, in which those parties that the Board concluded, after consultation with RBC, were the most likely and capable potential acquirors of the Company were contacted, many of those parties executed non-disclosure agreements and performed substantial due diligence, and parties submitted, and, in some cases, subsequently improved the other terms of their respective proposals to acquire the Company, was an extensive, effective and competitive process;

•

The fact that the Company’s legal and financial advisors were involved throughout the process and negotiations and updated the Board regularly, which provided the Board with additional perspectives on the negotiations in addition to those of management;

•	The fact that the Board was able to effectively negotiate for the Offer consideration to consist entirely of cash as described above in the section entitled “—Background”;

•

The Board’s assessment that Avista will have adequate capital resources to pay the Merger Consideration (including Avista’s provision of customary equity commitment letters and debt commitments letters);

•

That the Company did not reach out to or enter into an exclusivity agreement with Avista until after the Company had engaged in extensive negotiations with Bidder B during which the Company and Bidder B were unable to agree on the conditions to the Offer, Bidder B decided not to continue to pursue its proposal on July 4, 2012 and the exclusivity period with Bidder B had ended;

•

That the Company and Avista executed an exclusivity agreement on July 15, 2012 which provided that the Company deal exclusively with Avista regarding a potential business combination transaction until July 29, 2012 which period of exclusivity was subsequently extended through August 15, 2012 and September 30, 2012;

•	The fact that the Board was unanimous in its determination to recommend the Merger Agreement for adoption by the Company stockholders; and

•	The fact that the holders of the Shares who do not vote to adopt the Merger Agreement and who follow certain prescribed procedures are entitled to appraisal rights under Delaware law.

The Board also specifically considered the following terms of the Merger Agreement:

•

The limited and otherwise customary conditions to the parties’ obligations to complete the Offer and Merger, including the absence of a financing condition and Avista’s representations and warranties relating to having adequate financing for the transaction, which were substantial assurances that the Merger ultimately should be consummated on a timely basis;

•

The receipt by Parent of executed debt financing commitments for the Offer and the terms of the debt financing commitments (including the conditions therein) and the reputation of the debt financing sources, which, in the reasonable judgment of the Board, increased the likelihood of such debt financing being completed; the fact that Avista provided the Equity Commitment Letter to secure Parent’s and Purchaser’s obligation to fund the equity portion of the financing; the obligation of Parent and Avista to use commercially reasonable efforts to obtain the proceeds of the debt and equity financing on the terms and conditions described in the Debt Commitment Letter and Equity Commitment Letter, respectively; the nature of the conditions to funding set forth in the Debt Commitment Letter and Equity Commitment Letter and the expectation that the conditions will be met and the financing will be provided in a timely manner;

•

Purchaser’s agreement to pay a reverse termination Fee in the event the Merger Agreement is terminated as a result of the debt financing being unavailable at closing and the Limited Guarantee from certain affiliates of Avista provided to the Company, guaranteeing payment of the reverse termination fee;

•

The “top-up option” granted to Purchaser (which may be exercised by Purchaser only once Purchaser has acquired at least 67.2% of the outstanding Shares on a fully diluted basis in the Offer, which would permit Purchaser to consummate the Merger more quickly as a short-term merger under the DGCL and facilitate expedited payment of the Offer Price to holders of Shares not tendered into the Offer;

•

The Company’s ability to specifically enforce certain of Parent’s obligations under the Merger Agreement, including its obligations to draw down the Equity Commitment Letter and consummate the Offer and/or the Merger if certain conditions are met;

•

The Company’s ability to provide information to and engage in discussions or negotiations with a third party who makes an unsolicited acquisition proposal which is reasonably likely to result in such a superior proposal;

•

The ability of the Board, subject to certain conditions, to change its recommendation supporting the merger, in response to a superior proposal or due to events or changes that were neither known or reasonably foreseeable; and

•

The customary nature of the other representations, warranties and covenants of the Company in the Merger Agreement; and the fact that the financial and other terms and conditions of the Merger Agreement minimize, to the extent reasonably practical, the risk that a condition to closing would not be satisfied and also provide reasonable flexibility to operate the Company’s business during the pendency of the Offer.

In the course of its deliberations, the Board also considered a variety of risks and other potentially negative factors, including the following:

•

The fact that the completion of the Merger will preclude the holders of the Shares from having the opportunity to participate in the Company’s future earnings growth and the future appreciation of the value of its capital stock that could be anticipated if its strategic plan were successfully implemented on a standalone basis;

•

The fact that the deal protection measures in the Merger Agreement, including the tender and voting agreement, the $5 million termination fee and the restrictions on providing information and negotiating with a third party who makes an unsolicited superior proposal, may inhibit other potential acquirers from submitting potentially superior proposals to acquire the Company. The Board believed that the termination fee (equal to approximately 3.5% of the equity value of the transaction) was reasonable and had been extensively negotiated and, based upon the advice of its advisors, that none of such fee, the Tender Agreement (which covered approximately 38% of the Company’s outstanding common stock), the Support Agreements (which covered approximately 15% of the Company’s outstanding common stock), nor the restrictions on providing information to and negotiating with third parties, should be preclusive of competing offers following the announcement of the transaction;

•

The fact that the Company entered into an exclusivity agreement until September 30, 2012, prior to signing with Avista, which prevented the Company from considering additional potential bids from other potential acquirers;

•

The fact that before entering into an exclusivity agreement with Bidder B, the Company completed final negotiations involving both Avista and Bidder B, and the board had negotiated vigorously with each party over that time, and the Board believed it would have the strongest leverage to obtain the best terms while the two interested parties were bidding against each other; the Board decided that it would enter into exclusive negotiations with Bidder B because Bidder B’s all cash offer was more attractive than Avista’s initial proposal that offered a mix of cash and stock in the combined entity; that the Board authorized RBC to inform Avista that its offer would be considered by the Company as an alternative; that during the exclusivity period, the Company and Bidder B were unable to agree on the conditions to the tender offer for the Shares and on July 4, 2012, Bidder B decided not to continue to pursue its proposal; that following the end of the exclusivity period with Bidder B, RBC contacted Avista to inquire as to whether Avista remained interested in a potential merger and the Company entered into an exclusivity agreement with Avista on July 15, 2012; and the Board had considered that potential continued volatility in global and the U.S. markets, the high level of competition in the contract drilling service industry and the fact that the Company has lower margins than some of its competitors could potentially jeopardize the transaction;

•

The fact that certain of the Company’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of the Company’s other stockholders, (see “Item 3. Past Contracts, Transactions, Negotiations and Agreements—(a) Arrangements with Directors and Executive Officers of the Company” and “Item 8. Additional Information—Golden Parachute Compensation”);

•	The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless whether the Offer is closed;

•

The risk that the Offer or the Merger may not close despite the parties’ efforts or that closing may be unduly delayed, even if the requisite approval is obtained from the holders of the Shares, including the possibility that conditions to the parties’ obligations to close the Offer or the Merger may not be satisfied, and the potential resulting disruptions to the Company’s business;

•

The potential negative effect of the pendency of the Offer on the Company’s business and relationships with employees, customers, providers, suppliers, regulators and the communities in which it operates, including the risk that certain key members of senior management might choose not to remain employed with the Company prior to the completion of the merger, regardless of the closing of the Offer;

•

The fact that the operations of the Company will be restricted by interim operating covenants under the Merger Agreement during the period between the signing of the Merger Agreement and closing the Merger, which could effectively prohibit the Company from undertaking material strategic initiatives or other material transactions to the detriment of the Company and the holders of the Shares; and

•	The fact that the Offer consideration will be taxable to the holders of the Shares.

After considering the foregoing potentially negative and potentially positive factors, the Board concluded that the potentially positive factors relating to the Merger Agreement, the Offer and the Merger substantially outweighed the potentially negative factors.

The foregoing discussion of the information and factors considered by the Board is not exhaustive but is intended to reflect the material factors considered by the Board in its consideration of the Offer. In view of the complexity, and the large number of the factors considered, the Board, both individually and collectively, did not quantify or assign any relative or specific weight to the various factors. Rather, the Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors.

(c) Intent to Tender.

After reasonable inquiry and to its best knowledge, the Company understands that each director or executive officer of the Company who holds Shares of record or beneficially owns Shares currently intends to tender Shares in the Offer, unless the tender would violate applicable securities laws or require disgorgement of any profits under Section 16 of the Exchange Act, and, if necessary, to vote such Shares in favor of the Merger. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. No subsidiaries of the Company own any Shares.

In considering the recommendation of the Company Board, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” as well as “Item 8. Additional Information—Golden Parachute Compensation”. The Committee and the Company Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger.

(d) Opinion of the Company’s Financial Advisor.

Pursuant to an engagement letter dated June 22, 2012 the Company retained RBC Capital Markets, LLC (“RBC”) as its financial advisor with respect to a possible merger, sale or other business combination of the Company, any sale or disposition of assets of the Company, any recapitalization, restructuring, or other transaction involving the sale or disposition of capital stock of or other equity interest in the Company. In connection with that engagement, the Company Board of Directors requested that RBC evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Company common stock (other than the Excluded Holders and their respective affiliates) in the Transaction.

At the meeting of the Board on September 23, 2012, RBC rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing that, based on RBC’s experience as investment bankers, as of September 23, 2012 and subject to the various assumptions and limitations set forth in its opinion, the consideration to be received by the holders of the Company’s common stock in the Transaction was fair, from a financial point of view, to such holders (other than the Excluded Holders and their respective affiliates).

The full text of RBC’s written opinion, which sets forth material information relating to such opinion, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by RBC, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. This summary of RBC’s opinion is qualified in its entirety by reference to the full text of the opinion. We urge you to read RBC’s opinion carefully in its entirety.

RBC’s opinion was provided for the information and assistance of the Board of directors in connection with its consideration of the Transaction. RBC’s opinion did not address the underlying business decision by the Company to engage in the Transaction or any other transaction related thereto or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage. RBC expressed no opinion and made no recommendation to any stockholder of the Company or Parent or any other person as to how such stockholder or other person should vote or act with respect to any matter related to the Transaction, including whether to tender its shares of Company common stock in the Offer or how to vote its shares of Company common stock related to the adoption of the Merger Agreement.

RBC’s opinion was intended for the use and benefit of the Board and was not on behalf of any other entity or person. RBC’s opinion may not be used for any other purpose without the prior written consent of RBC except as required by law. RBC’s opinion, together with the analyses performed by RBC in connection with its opinion and reviewed with the Board, were only one of the many factors taken into consideration by the Board in making its determination to approve the Transaction and enter into the Merger Agreement. No limitations were imposed by the Board upon RBC with respect to the investigations made or procedures followed by it in rendering its opinions. RBC has consented to the use of RBC’s opinion in this Schedule 14D-9, but RBC has not assumed any responsibility for the form or content of this Schedule 14D-9, other than RBC’s opinion itself.

RBC’s opinion addressed solely the fairness, from a financial point of view, of the consideration to be received by the holders of Company common stock (other than the Excluded Holders and their respective affiliates) in the Transaction and did not in any way address other terms or conditions of the Transaction or the Merger Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Merger Agreement, nor did RBC’s opinion address, and RBC expressed no opinion with respect to, the solvency of the Company or Parent or any of their respective subsidiaries or the impact on any such person of the Transaction. RBC did not express any opinion as to the prices at which Company common stock have traded or would trade at any time, including following the announcement of the Transaction, regardless of whether or not the Transaction is consummated. Further, in rendering its opinion, RBC expressed no opinion about the fairness of the amount or nature of the compensation (if any) to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the consideration to be received in the Transaction or otherwise. RBC did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did RBC’s opinion address any legal, tax, regulatory or accounting matters, as to which RBC understood that the Company had obtained such advice as it deemed necessary from qualified professionals.

In rendering its opinion, with the Company’s consent, RBC assumed and relied upon the accuracy and completeness of all the information that was reviewed by RBC, including all of the financial, legal, tax, operating and other information provided to or discussed with RBC by or on behalf of the Company or Parent (including, without limitation, the financial statements and related notes thereto of the Company), and RBC assumed and relied upon the assurances of the management of the Company that it is not aware of any relevant information that had been omitted or that remained undisclosed to RBC, and RBC did not assume responsibility for independently verifying, and did not independently verify, such information. RBC assumed, with the Company’s consent, that all financial projections and forecasts of the Company prepared by or on behalf of the Company were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. RBC expressed no opinion as to any such forecasts or the assumptions upon which they were based.

In rendering its opinion, RBC did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities of the Company or Parent, and RBC was not furnished with any such valuations or appraisals. RBC did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of the Company or Parent. RBC did not investigate, and made no assumption regarding, any litigation or other claims affecting the Company or Parent.

In rendering its opinion, RBC also assumed that the Transaction would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of consummating the Transaction, obtaining the financing for the Transaction, and obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or Parent or the contemplated benefits of the Transaction. RBC further assumed that all representations and warranties set forth in the Merger Agreement and all agreements contemplated thereby were and would be true and correct as of the date or the dates made or deemed made and that all parties to the Merger Agreement and all agreements contemplated thereby would comply with all covenants of such party thereunder. RBC further assumed that the executed version of the Merger Agreement would not differ, in any respect material to its opinion, from the latest draft of the Merger Agreement provided to RBC dated September 22, 2012.

In rendering its opinion, RBC did not consider any effects of (A) any share of Company common stock held by the Company, Parent or Purchaser, which shall be canceled and for which no consideration shall be made with respect thereto, or (B) any share of Company common stock that is held by a stockholder who did not vote in favor of the Merger or consent thereto in writing and who has demanded appraisal for such shares in accordance with, and in compliance in all respects with, Section 262 of the General Corporation Law of the State of Delaware.

RBC’s opinion spoke only as of the date it was rendered, was based on the conditions as they existed and information which RBC had been supplied as of September 21, 2012, and was without regard to any market, economic, financial, legal or other circumstances or events of any kind or nature which may exist or occur after such date. RBC has not undertaken to reaffirm or revise its opinion or otherwise comment on events occurring after the date of its opinion and does not have an obligation to update, revise or reaffirm its opinion. Unless otherwise noted, all analyses were performed based on market information available as of September 21, 2012.

For the purposes of rendering its opinion, RBC undertook such review and inquiries it deemed necessary or appropriate under the circumstances, including the following:

•	RBC reviewed the financial terms of the latest draft of the Merger Agreement provided to RBC dated September 22, 2012;

•

RBC reviewed and analyzed certain publicly available financial and other data with respect to the Company and Parent and certain other relevant historical operating data relating to the Company and Parent made available to RBC from published sources and from the internal records of the Company and Parent, respectively;

•	RBC reviewed financial projections and forecasts of the Company prepared by the Company’s management;

•

RBC conducted discussions with members of the senior managements of the Company and Parent with respect to the business prospects and financial outlook of the Company as well as the strategic rationale and potential benefits of the Transaction;

•	RBC reviewed the reported prices and trading activity and analyst research estimates for Company common stock; and

•	RBC performed other studies and analyses as it deemed appropriate.

In arriving at its opinion, in addition to the review, inquiries and analyses listed above, RBC performed the following analyses:

•	RBC performed a valuation analysis of the Company using selected market valuation metrics of other companies that RBC deemed comparable to the Company;

•	RBC performed a valuation analysis of the Company using selected market valuation metrics of selected precedent transactions with terms RBC deemed comparable to those of the Transaction; and

•	RBC performed a discounted cash flow analysis of the Company using the financial projections and forecasts of the Company prepared by the Company’s management.

In connection with the rendering of its opinion to the Company Board of Directors, RBC reviewed with the Company Board of Directors the analyses listed above.

Set forth below is a summary of the significant analyses performed by RBC and reviewed with the Board on September 23, 2012 in connection with the delivery of RBC’s opinion. The financial analyses summarized below include information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC’s financial analyses.

Financial Analyses

Review of Historical Stock Trading Analysis

RBC reviewed the historical trading prices and volumes for the shares of Company common stock for the period ended September 21, 2012. RBC noted that over the twelve months prior to September 21, 2012, shares of Company common stock traded within a range of $3.39 to $8.14 per share. In addition, RBC compared the consideration to be received by the holders of Company common stock in the Transaction (other than the Excluded Holders and their respective affiliates) with the closing price per share of Company common stock as of September 21, 2012, the high and low closing price per share of Company common stock for the 52-week period ended September 21, 2012 and the volume weighted average price per share (which we refer to for purposes of this section as “VWAP”) of Company common stock for the one week and one-, two-, three-, six- and twelve- month periods ended September 21, 2012.

This review indicated that the $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction (the “Offer Price”) represented:

•	a premium of 3.0% based on the September 21, 2012 closing price of $6.31 per share of Company common stock;

•	a premium of 9.3% based on the one week VWAP of $5.95 per share of Company common stock;

•	a premium of 26.2% based on the one month VWAP of $5.15 per share of Company common stock;

•	a premium of 39.7% based on the two months VWAP of $4.65 per share of Company common stock;

•	a premium of 41.2% based on the three months VWAP of $4.60 per share of Company common stock;

•	a premium of 33.4% based on the six months VWAP of $4.87 per share of Company common stock;

•	a premium of 13.5% based on the 12 months VWAP of $5.73 per share of Company common stock;

•	a discount of 20.1% based on the 52-week high closing market price of $8.14 per share of Company common stock; and

•	a premium of 91.7% based on the 52-week low closing market price of $3.39 per share of Company common stock.

Review of Research Price Target Analysis

Using information available through Institutional Brokers’ Estimate System (“IBES”) regarding the most recent Wall Street research reports issued with respect to the Company (including RBC’s research report), RBC identified estimated one-year targets for the price per share of Company common stock ranging from $5.00 to $6.00 per share, and applied a discount rate range reflecting an estimated equity cost of capital of 19.0% to 22.0%. The range of equity discount rates was chosen by RBC based upon an analysis of the capital structures and certain other information related to publicly traded companies that were considered similar, for these purposes, to the Company identified under “Analysis of Comparable Companies” below. These calculations indicated an implied net present value per share of Company common stock ranging from $4.10 to $5.04 per share, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction.

IBES is a database provided by Thomson Reuters that provides detailed and consensus estimates of forecast measures, including GAAP and pro-forma earnings per share, revenue/sales, net income, pre-tax profit and operating profit, and price targets and recommendations for more than 60,000 companies in 67 countries worldwide. Estimates available by IBES are commonly relied upon by financial advisors as a proxy for the consensus of research analyst estimates in their analysis.

Analysis of Comparable Companies

RBC prepared a comparable company analysis of certain financial information for the Company to corresponding financial information, ratios and public market multiples of a group of publicly traded North American land drilling companies that RBC deemed for purposes of its analysis to be comparable to the Company.

RBC reviewed the relevant metrics of the following companies:

•	Helmerich & Payne, Inc.

•	Patterson-UTI Energy, Inc.

•	Pioneer Energy Services Corp.

•	Precision Drilling Corp.

•	Trinidad Drilling Ltd.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen by RBC for this analysis because, in its professional judgment, they are publicly traded companies in the land drilling segment, operating in North America, with operations or business characteristics that for purposes of analysis may be considered similar to certain operations and business characteristics of the Company. Accordingly, RBC believes that an analysis of this kind is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in RBC’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

With respect to the Company and the selected companies, RBC calculated:

•

total enterprise value (which we refer to for purposes of this section as “TEV”), which is the market value of common equity plus the book value of debt , minority interest and preferred equity less cash and cash equivalents and investment in affiliates;

•

total enterprise value as a multiple of the estimated earnings before interest, taxes, depreciation and amortization (which we refer to for purposes of this section as “EBITDA”) for calendar years 2012 and 2013, respectively; and

•

price as a multiple of cash flow per share defined as the estimated cash flow divided by the amount of fully diluted shares outstanding (which we refer to for purposes of this section as “CFPS”) for calendar years 2012 and 2013, respectively. For purposes of this analysis, cash flow was calculated as net income plus the amount of depreciation and amortization.

These calculations for the selected companies were based on the closing prices per share of the selected companies’ respective common stock on September 21, 2012, IBES estimates and other publicly available Wall

Street research. These calculations for the Company were based on the closing price per share of Company common stock of $6.31 on September 21, 2012 (the “Closing Price”), the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction, IBES estimates and the forecasts of the Company set forth in the section “Item 8. Additional Information—Projected Financial Information.”

The results of these analyses are summarized as follows:

	Selected Companies		Union Drilling
Total Enterprise Value as a multiple of:	Range	Median	Closing Price (IBES)	Offer Price (IBES)	Offer Price (Forecasts)
2012E EBITDA	3.2x - 4.8x	4.1x	5.0x	5.1x	5.0x
2013E EBITDA	3.5x - 4.8x	4.1x	5.0x	5.1x	4.0x

	Selected Companies		Union Drilling
Price as a multiple of:	Range	Median	Closing Price (IBES)	Offer Price (IBES)	Offer Price (Forecasts)
2012E CFPS	2.6x - 5.7x	4.2x	2.9x	3.0x	3.0x
2013E CFPS	2.6x - 5.5x	4.0x	2.9x	3.0x	2.5x

Based on its professional judgment and taking into consideration, among other things, the observed multiples for the comparable companies and the forecasts of the Company, RBC:

•

applied TEV/EBITDA multiples ranging from 3.2x to 4.8x to the Company’s estimated EBITDA for 2012 included in the forecasts of the Company, which indicated an implied equity value per share of Company common stock of $2.56 to $6.13, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction;

•

applied TEV/EBITDA multiples ranging from 3.5x to 4.8x to the Company’s estimated EBITDA for 2013 included in the forecasts of the Company, which indicated an implied equity value per share of Company common stock of $5.13 to $8.66, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction;

•

applied price/CFPS multiples ranging from 2.6x to 5.7x to the Company’s estimated CFPS for 2012 included in the forecasts of the Company, which indicated an implied equity value per share of Company common stock of $5.60 to $12.31, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction; and

•

applied price/CFPS multiples ranging from 2.6x to 5.5x to the Company’s estimated CFPS for 2013 included in the forecasts of the Company, which indicated an implied equity value per share of Company common stock of $6.67 to $14.25, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction.

Analysis of Selected Transactions

RBC reviewed certain publicly available information relating to selected transactions set forth below, all of which were transactions: (a) announced between January 1, 2001 and September 21, 2012, (b) with transaction values greater than $50 million and less than $1 billion, (c) in which the target’s EBITDA in the last twelve months was $10 million or greater, and (d) which involved target companies in the contract land drilling segment, operating in North America for which data relating to the target company’s EBITDA and transaction values were publicly available. These transactions (listed by acquirer(s) / target and time of announcement) were:

•	Ensign / Land Drilling Division of Rowan (July 2011)

•	Chesapeake Energy Corporation / Bronco Drilling (April 2011)

•	Western Energy Services / Stoneham Drilling Trust (April 2011)

•	First Reserve and Schlumberger / Saxon Energy Services (May 2008)

•	Trinidad Energy Services Income Trust / P.C. Axxis LLC and DPR International LLC (June 2007)

•	Basic Energy Services Inc / Sledge Drilling Holding Corp. (March 2007)

•	Blast Energy Services Inc / Eagle Domestic Drilling Operations LLC (August 2006)

•	Trinidad Energy Services Income Trust / Cheyenne Drilling LP (November 2005)

•	Trinidad Energy Services Income Trust / Jade Drilling Inc (October 2004)

•	Nabors Industries Incorporated / Command Drilling Corporation (October 2001)

For each of the selected transactions, RBC calculated and compared the target’s total enterprise value, as implied by the precedent transaction, to the target’s EBITDA for the most recently reported latest twelve month period ending prior to the announcement of the transaction, where available, and estimated EBITDA based on publicly available information.

While none of the companies that participated in the selected transactions are directly comparable to the Company, each of the target companies that were party to the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and operations. RBC utilized an adjusted range, which removed the two highest and two lowest multiples from the selected range.

The following table presents the results of this analysis:

Selected Companies
Total Transaction Value as a multiple of:	Adjusted Range	Adjusted Median	Transaction
LTM EBITDA	4.7x - 8.0x	5.3x	4.9x

Based on its professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions and the forecasts of the Company, RBC applied TEV/EBITDA multiples ranging from 4.7x to 8.0x to the Company’s estimated EBITDA for last twelve months included in the forecasts of the Company, which indicated an implied equity value per share of Company common stock of $6.09 to $13.37, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction.

Analysis of Illustrative Discounted Cash Flows

RBC performed an illustrative discounted cash flow analysis on the Company to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Company could generate using the September projections, as defined and set forth in the section “Item 8(g). Projected Financial Information”. RBC calculated indications of present value per share of Company common stock of estimated unlevered free cash flow for the Company for the years 2012 to 2016 using a range of discount rates from 14.0% to 16.0%. RBC calculated illustrative terminal values in the year 2016 by applying terminal value EBITDA multiples ranging from 3.2x to 4.8x. The projections of terminal value EBITDA multiples were based upon RBC’s judgment as well as its review of the publicly available business and financial information, and the respective financial and business characteristics of the Company and the comparable publicly traded North American land drilling companies used in the comparable company analysis as described above. These illustrative terminal values were then discounted to calculate implied indications of present values per share of Company common stock. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 14.0% to 16.0%, which was chosen by RBC based upon an analysis of the capital structures and costs of equity and debt of the Company and publicly traded companies that were considered similar, for these purposes, to the Company (as identified under “Analysis of Comparable Companies” above).

After adjusting for the Company’s current net debt, this analysis indicated an implied value per share of Company common stock ranging from $4.98 to $8.95, as compared to the consideration of $6.50 per share of Company common stock to be received by the holders of Company common stock in the Transaction.

Overview of Analyses; Other Considerations

In reaching its opinion, RBC did not assign any particular weight to any one analysis or the results yielded by that analysis. Rather, having reviewed these results in the aggregate, RBC exercised its professional judgment in determining that, as of September 23, 2012 and based on the aggregate of the analyses used and the results they yielded and subject to the various assumptions and limitations set forth in its opinion, the consideration to be received by the holders of Company common stock in the Transaction was fair, from a financial point of view, to such holders (other than the Excluded Holders and their respective affiliates). RBC believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analyses and, accordingly, also made qualitative judgments concerning differences between the characteristics of the Company and the Transaction and the data selected for use in its analyses, as further discussed below.

No single company or transaction used in the above analyses as a comparison is identical to the Company, Parent or the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Company common stock (other than the Excluded Holders and their respective affiliates) in the Transaction and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In preparing RBC’s opinion, several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion RBC reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions RBC reached were based on all the analyses and factors presented, taken as a whole, and also on application of RBC’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. RBC’s opinion was approved by RBC’s Fairness Opinion Committee.

In connection with its analyses, RBC made, and was provided by the Company’s management and/or Parent’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s and/or Parent’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or Parent or its respective advisors, none of the Company, Parent, RBC or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Under its engagement agreement with the Company, RBC became entitled to receive a fee of $500,000 upon the delivery of RBC’s opinion, which fee is not contingent upon the successful completion of the Transaction. In addition, for RBC’s services as financial advisor to the Company in connection with the Transaction, if the Transaction is successfully completed, RBC will receive an additional fee based on the formula set forth in its engagement agreement (which is based on a formula tied to “Aggregate Transaction

Value,” as defined in the June 22, 2012 engagement agreement), against which the fee RBC received for delivery of its opinion will be credited. The additional fee can be no less than $2.5 million and is currently estimated to be approximately $3.1 million, in each case prior to the credit for the fee RBC received for delivery of its opinion. In addition, if, in connection with the Transaction not being completed, the Company receives a termination fee, RBC will be entitled to a specified percentage of that fee in cash, when it is received by the Company. Under its engagement agreement with the Company, the Company has also agreed to indemnify RBC and its related parties for claims, damages, losses, liabilities or expenses that relate to or may arise out of the Transaction or any other matter contemplated by RBC’s engagement under the engagement agreement. In addition, the Company also agreed to reimburse RBC and its related parties for its reasonable out-of-pocket expenses incurred in connection with RBC’s services under its engagement agreement or the investigation of, or preparation for or defense of any pending or threatened claim that relates to or may arise out of the Transaction or any other matter contemplated by RBC’s engagement under the engagement agreement or RBC’s services regarding any potential transaction, or any action or proceeding arising therefrom. The terms of the engagement letter were negotiated at arm’s-length between the Company and RBC and the Board was aware of this fee arrangement and the other terms of the engagement at the time of its approval of the Merger Agreement.

RBC, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBC or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of the Company or Parent or its affiliates and receive customary compensation, and may also actively trade securities of the Company or Parent or its affiliates for its own account and the accounts of its customers, and, accordingly, RBC and/or its affiliates may hold a long or short position in such securities. In addition, RBC and/or one or more of its affiliates have in the past provided investment banking services to the Company and certain affiliates of Parent, for which RBC received customary fees. In particular, the predecessor to RBC was engaged by the Company in connection with the Company’s consideration of a potential business combination transaction, which was not completed and for which engagement RBC did not receive any fees. RBC and/or one or more of its affiliates currently has outstanding lending commitments to the Company’s credit facility equal to $25 million, for which it has received fees in accordance with its participation in the credit facility. In addition, RBC and/or one of its affiliates have in the past provided investment banking and financial advisory services to portfolio companies of investment funds affiliated with Avista Capital Partners (“Avista”) or its affiliates, for which RBC received customary fees. In particular, (i) RBC and/or one or more of its affiliates was a co-manager on the initial public offering of High-Crush Partners LP in 2012, and (ii) RBC and/or one or more of its affiliates served as a joint book runner for two high yield notes offerings of Carrizo Oil & Gas Inc. (which we refer to as “Carrizo”) in 2010 and 2011, as a dealer on Carrizo’s tender offer to repay a convertible note in 2010 and as lead book runner on a high yield notes offering of Carrizo in 2012. In connection with these services to portfolio companies of investment funds affiliated with Avista or its affiliates, RBC and/or its affiliates received aggregate fees of approximately $5.6 million. In light of RBC’s prior and current services to the Company and affiliates of Parent, RBC anticipates that it may be selected by the Company and/or Parent or its affiliates to provide investment banking and financial advisory and/or financing services that may be required by the Company and/or Parent or its affiliates in the future, regardless of whether the Transaction is successfully completed, for which RBC would expect to receive customary fees.

RBC has not received any fees from the Company or Parent in the prior two years except as described above, will not receive any fees from Parent relating to the Transaction and does not have any agreement or understanding with the Company or Parent regarding any other services to be performed now or in the future, other than pursuant to its engagements described above. The Board, in selecting RBC as its financial advisor and in receiving and taking into consideration RBC’s opinion, was aware of these facts but determined that the prior services provided by RBC did not affect RBC’s independence or ability to provide financial advice to the Company.

RBC is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. The Company selected RBC as its financial advisor based on RBC’s experience in mergers and acquisitions and in securities valuation generally.

RBC’s opinion was one of many factors taken into consideration by the Board in determining to enter into the Merger Agreement. See “—Background and Reasons for the Recommendation.” Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board or any director with respect to the consideration to be received in the Transaction or of whether the Board would have been willing to determine that a different amount or type of consideration was fair. The consideration to be received in the Transaction was determined through arm’s-length negotiations between the Company and Parent and was recommended by the Board. RBC did not recommend any specific merger consideration to the Board or the Company or that any given amount or type of consideration constituted the only appropriate consideration for the Transaction.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated June 22, 2012 the Company retained RBC as its financial advisor with respect to a possible merger, sale or other business combination of the Company, any sale or disposition of assets of the Company, any recapitalization, restructuring, or other transaction involving the sale or disposition of capital stock of or other equity interest in the Company. In connection with that engagement, the Company Board of Directors requested that RBC evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Company common stock (other than the Excluded Holders and their respective affiliates) in the Transaction.

At the meeting of the Board on September 23, 2012, RBC rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing, that, based on RBC’s experience as investment bankers, as of September 23, 2012 and subject to the various assumptions and limitations set forth in its opinion, the consideration to be received by the holders of the Company’s common stock in the Transaction was fair, from a financial point of view, to such holders (other than the Excluded Holders and their respective affiliates).

Under its engagement agreement with the Company, RBC became entitled to receive a fee of $500,000 upon the delivery of RBC’s opinion, which fee is not contingent upon the successful completion of the Transaction. In addition, for RBC’s services as financial advisor to the Company in connection with the Transaction, if the Transaction is successfully completed, RBC will receive an additional fee based on the formula set forth in its engagement agreement (which is based on a formula tied to “Aggregate Transaction Value,” as defined in the June 22, 2012 engagement agreement), against which the fee RBC received for delivery of its opinion will be credited. The additional fee can be no less than $2.5 million and is currently estimated to be approximately $3.1 million, in each case prior to the credit for the fee RBC received for delivery of its opinion. In addition, if, in connection with the Transaction not being completed, the Company receives a termination fee, RBC will be entitled to a specified percentage of that fee in cash, when it is received by the Company. Under its engagement agreement with the Company, the Company has also agreed to indemnify RBC and its related parties for claims, damages, losses, liabilities or expenses that relate to or may arise out of the Transaction or any other matter contemplated by RBC’s engagement under the engagement agreement. In addition, the Company also agreed to reimburse RBC and its related parties for its reasonable out-of-pocket expenses incurred in connection with RBC’s services under its engagement agreement or the investigation of, or preparation for or defense of any pending or threatened claim that relates to or may arise out of the Transaction or any other matter contemplated by RBC’s engagement under the engagement agreement or RBC’s services regarding any potential transaction, or any action or proceeding arising therefrom. The terms of the engagement letter were negotiated at arm’s-length between the Company and RBC and the Board was aware of this fee arrangement and the other terms of the engagement at the time of its approval of the Merger Agreement.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer and the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6. Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

Item 8. Additional Information.

(a) Information Statement.

The Information Statement attached as Annex A to this Statement is being furnished to the Company’s stockholders in connection with the possible designation by Parent of persons to the Board other than at a meeting of the Company’s stockholders, and this Information Statement is incorporated herein by reference.

(b) Antitakeover Statutes and Provisions.

As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time on which such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which such person became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Pursuant to its certificate of incorporation, the Company has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to Parent or Purchaser with respect to or as a result of the Offer, the Merger or the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

(c) Short-Form Merger.

Under Section 253 of DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser would be able to effect the Merger without calling a meeting of the Company’s stockholders to vote on the Merger. If Purchaser does not acquire at least 90% of the outstanding Shares, Purchaser would have to seek approval of the Merger Agreement and the Merger by the Company’s stockholders at a stockholders meeting.

The Company granted Purchaser an irrevocable option, subject to certain limitations, to purchase from the Company the number of additional Shares sufficient to cause Purchaser to own at least 90% of the Shares outstanding at a price per share equal to the Offer Price (the “Top-Up Option”).

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a short-form merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the Shares following completion of the Offer. After the purchase of the Share by the Purchaser pursuant to the Offer, if the conditions to the Offer are satisfied, the Purchaser will own sufficient Shares together with the Top-Up Option to effect the Merger without the affirmative vote of any other stockholder of the Company.

(d) Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, appraisal rights will be available to holders of Shares who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable statutory procedures with the DGCL. Each such holder will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher than, lower than, or equal to the per Share price paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

Failure to comply with the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The Merger Agreement provides that any dilutive impact on the value of the Shares as a result of the issuance of Shares to Purchaser pursuant to the Top-Up Option will not be taken into account in any determination of the fair value of the Dissenting Shares.

(e) Regulatory Approvals.

U.S. Antitrust. Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations promulgated thereunder (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

We expect to file a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on or about October 9, 2012. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on the 15th calendar day from the time of filing, unless terminated earlier by the Antitrust Division or the FTC. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, Parent, Purchaser and the Antitrust Division or the FTC, as applicable. If either 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until 11:59 p.m. the next day that is not a Saturday, Sunday or legal public holiday. We intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

(f) Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2011;

•	the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012; and

•

the Company’s Current Reports on Form 8-K filed with the SEC on March 7, 2012, June 7, 2012, August 1, 2012, September 25, 2012 and September 28, 2012 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(g) Projected Financial Information.

The Company’s management prepares projections of its expected financial performance as part of its ongoing management of the business; however, as a matter of course, these projections are not publicly disclosed due to the inherent unpredictability of the underlying assumptions. In connection with Parent’s evaluation of a potential transaction with the Company, the Company provided Parent with a set of five-year financial projections in July 2012 (the “July Projections”). On September 21 and 22, 2012, the Company provided Parent with updated financial information relating to the years ending December 31, 2012 and 2013, which updates were due to (1) information about the actual performance of the Company in the quarter ending September 30, 2012 and (2) corresponding adjustments to the estimated utilization, dayrates and operating expense for the remainder of 2012 and 2013. The financial projections referred to below as the “September Projections” incorporate this updated information. The key assumptions and methodologies for the years ending December 31, 2014, 2015 and 2016 in the September Projections were not changed, but the financial projections changed for these years as a result of the updated projections for the years ending December 31, 2012 and 2013. The July Projections and the September Projections were provided to RBC, which, at the direction of the Company, relied on the September Projections in connection with its analyses undertaken in connection with the delivery of RBC’s opinion. The September Projections also were reviewed with the Board in connection with its consideration of the proposed transaction.

The financial projections are included solely to give the Company’s stockholders access to the financial projections that were made available to Parent and RBC, and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles, or “GAAP”. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, nor the Company’s financial advisor has compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. The projections may differ from publicized analysts estimates and forecasts.

The financial projections reflect numerous estimates and assumptions made by the Company including industry performance, general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, such as retention of key customers and underlying oil and natural gas prices which drive demand for the Company’s rig fleet, which can impact day rates, rig utilization, competition and levels of operating expenses, all of which are difficult to predict and many of which are beyond the Company’s control. These projections do not give effect to the Offer or the Merger, or any alterations that the Company’s management or the Board may make to the Company’s operations or strategy after the completion of the Offer. Accordingly, there can be no assurance that the assumptions made in preparing projections will prove accurate or that any of the projections will be realized.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility of the Company’s industry and based on actual experience and business developments. As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the Company’s performance and ability to achieve strategic goals over the applicable period, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and in the Company’s other filings with the SEC. The financial projections cannot, therefore, be considered a guaranty of future operating results, and the projections should not be relied upon as such.

The inclusion of the financial projections should not be regarded as an indication that the Company, Parent, RBC or anyone who received the projections then considered, or now considers, the projections to be a reliable prediction of future events, and this information should not be relied upon as such. None of the Company, Parent, RBC or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below. None of the Company, Parent, RBC or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

The July Projections included the following estimates of the Company’s future financial performance:

	Fiscal year ending December 31,
	2012E	2013E	2014E	2015E	2016E
Revenue (in millions)	$261.5	$283.7	$307.8	$327.2	$347.3
EBITDA (in millions) (1)	51.9	65.9	73.3	79.0	84.9
Net (loss) / income (in millions)	(1.9)	3.0	5.7	6.8	8.8
Fully diluted (loss) / earnings per share	(0.09)	0.14	0.26	0.31	0.40
Cash flow (in millions) (2)	49.8	60.4	65.8	71.9	77.3

(1)	Non-GAAP measure. For this purpose, EDITDA represents net (loss) / income before interest expense, income tax and depreciation and amortization. 2012 EBITDA excludes gain on disposal of assets and includes other non-operating income.
(2)	Non-GAAP measure. For this purpose, cash flow represents net income plus depreciation and amortization.

The September Projections included the following estimates of the Company’s future financial performance:

	Fiscal year ending December 31,
	2012E	2013E	2014E	2015E	2016E
Revenue (in millions)	$252.6	$271.8	$305.8	$325.0	$345.1
EBITDA (in millions) (1)	48.5	60.1	70.7	76.2	81.9
Net (loss) / income (in millions)	(3.2)	(1.4)	3.5	4.3	6.1
Fully diluted (loss) / earnings per share	(0.15)	(0.06)	0.16	0.20	0.28
Cash flow (in millions) (2)	47.6	56.0	63.6	69.4	74.6

(1)	Non-GAAP measure. For this purpose, EDITDA represents net (loss) / income before interest expense, income tax and depreciation and amortization. 2012 EBITDA excludes gain on disposal of assets and includes other non-operating income.
(2)	Non-GAAP measure. For this purpose, cash flow represents net income plus depreciation and amortization. RBC calculated unlevered free cash flow based on the projections provided by Company management by deducting from EBITDA cash operating taxes, adding back depreciation and amortization less any capital expenditures and making adjustments for working capital changes.

(h) Golden Parachute Compensation

The following table sets forth for each of the Company’s named executive officers the compensation that is based on or otherwise relates to the Offer and the Merger and that may become payable to the executive. The amounts in the table assume that the Merger is consummated on November 5, 2012 at the Offer Price of $6.50 per Share and that the employment of the named executive officers is terminated by the Company without cause immediately following such consummation. For additional details regarding the terms of the payments quantified below, see “Item 3(a) – Arrangements with Executive Officers and Directors of the Company” above.

Name	Cash ($)(1)	Equity ($)(2)	Pension/Non- Qualified Deferred Compensation ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Christopher D. Strong
President and Chief Executive Officer	1,877,626	1,780,163	—	16,546	—	—	3,674,335
David S. Goldberg
Senior Vice President, General Counsel and Corporate Secretary	586,838	452,314	—	19,626	—	—	1,058,778
Tina L. Castillo
Senior Vice President, Chief Financial Officer and Treasurer	518,781	60,657	—	19,626	—	—	599,064

(1)

Represents the pre-tax value of the lump-sum cash severance payments that each named executive officer would be entitled to receive upon a termination of employment by the Company without cause in the three months prior to or 12 months following the Merger or upon a resignation by the executive for good reason in the 12 months following the Merger, which equals the sum of (i) one times (in the case of Mr. Strong, two times) the higher of the executive’s current base salary and executive’s base salary at the highest rate in effect at any time during the 90-day period prior to the Merger ($850,000 for Mr. Strong, $275,000 for Mr. Goldberg and $260,000 for Ms. Castillo), (ii) one times (in the case of Mr. Strong, two times) the average of the executive’s prior three annual bonuses (including both cash and equity award values, but excluding any equity awards granted outside of the regular annual grant process) ($666,667 for Mr. Strong, $136,667 for

Mr. Goldberg and $93,165 for Ms. Castillo) and (iii) 75% (in the case of Mr. Strong, 100%) of the executive’s base salary prorated from January 1 through the executive’s employment termination date ($360,959 for Mr. Strong, $175,171 for Mr. Goldberg and $165,616 for Ms. Castillo). These lump-sum cash severance payments are all conditions on the executive’s executing (and non-revocation) of a release of claims. For more detail, see “Item 3(a) – Arrangements with Executive Officers and Directors of the Company” above.
(2)	Represents the value of Options and RSUs held by our named executive officers that will be cancelled and cashed out upon consummation of the Merger. The value of the Options represents the number of Shares subject to each Option (both vested and unvested) held by the executive multiplied by the excess (if any) of the Offer Price over the Option’s exercise price ($179,239 for Mr. Strong, $15,819 for Mr. Goldberg and $11,940 for Ms. Castillo). The value of the RSUs represents the number of Shares subject to each RSU multiplied by the Offer Price ($1,600,924 for Mr. Strong, $436,495 for Mr. Goldberg and $45,773 for Ms. Castillo). These amounts are all “sale trigger” because such payments will be triggered automatically upon the Merger and are not conditioned upon termination of the executive’s employment. For more detail, see “Treatment of Options” and “Treatment of Restricted Stock Units” above.
(3)	Represents the estimated value of COBRA premiums that each named executive officer may be eligible to receive pursuant to his or her Termination Protection Agreement, the material terms of which are described above under “Agreements with Executive Officers.” This benefit is “double trigger” in nature, meaning that eligibility to receive this benefit is conditioned upon both the occurrence of a change in control and a termination of employment by the Company without cause in the three months prior to or 12 months following the Merger or a resignation by the executive for good reason in the 12 months following the Merger.

(i) Litigation.

On or around October 3, 2012, a putative class action petition (the “Class Action Petition”) was filed in the District Court of Tarrant County, Texas against the individual members of the Board, the Company, Parent, and Purchaser. The petition is captioned Hall v. Union Drilling, Inc., Cause No. 342-262036-12. The petition alleges, among other things, that the individual members of the Board breached their fiduciary duties owed to the public shareholders of the Company by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of the Company to its public shareholders, and that the Company, Parent, and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the petition alleges, that the proposed transaction undervalues the Company, that the process leading up to the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Purchaser and impede a potential alternative transaction. The petition generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed transaction and other forms of equitable relief. The defendants believe that this action is meritless and intend to defend it vigorously. The summary and description are qualified in their entirety by reference to the Class Action Petition, which has been filed as Exhibit (a)(10) to this Schedule and is incorporated herein by reference.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)	Offer to Purchase dated October 5, 2012 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Parent and Purchaser on October 5, 2012).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Parent and Purchaser on October 5, 2012).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Parent and Purchaser on October 5, 2012).

Exhibit No.	Description

(a)(4)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Parent and Purchaser on October 5, 2012).

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Parent and Purchaser on October 5, 2012).

(a)(6)	Letter to Stockholders of the Company dated October 5, 2012.*

(a)(7)	Joint Press Release issued by Parent and the Company on September 25, 2012 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on October September 25, 2012).

(a)(8)	Letter to Employees, dated September 25, 2012 (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by the Company on September 25, 2012).

(a)(9)	Letter to Customers, dated September 25, 2012 (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by the Company on September 25, 2012).

(a)(10)	Class Action Petition, dated October 3, 2012 (Hall v. Union Drilling, Inc. et al).

(a)(11)	Summary Advertisement as published in The New York Times on October 5, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Parent and Purchased on October 5, 2012).

(e)(1)	Agreement and Plan of Merger, dated as of September 24, 2012, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by the Company on September 28, 2012).

(e)(2)	Confidentiality Agreement, dated as of July 13, 2012, between Parent and the Company (incorporated by reference to Exhibit (d)(6) of the Schedule TO filed by Parent and Purchaser on October 5, 2012).

(e)(3)	Termination Protection Agreement between the Company and certain designated senior executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 31, 2011)

(e)(4)	Tender and Voting Agreement, dated September 24, 2012, between Union Drilling Company LLC and Parent (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K filed on September 28, 2012)

(e)(5)	Tender and Voting Agreement, dated September 24, 2012, between Parent, Christopher Strong, Tina L. Castillo, David S. Goldberg and Parent (incorporated by reference to Exhibit 2.3 to the Company’s Form 8-K filed on September 28, 2012)

(e)(6)	Contribution, Non-Tender and Support Agreements, dated September 24, 2012, between Parent, Wolf Marine S.A. and Lucky Star Ltd. (incorporated by reference to Exhibit 2.4 to the Company’s Form 8-K filed on September 28, 2012)

(e)(7)	Contribution, Non-Tender and Support Agreements, dated September 24, 2012, between Parent and Steven A. Webster, (incorporated by reference to Exhibit 2.5 to the Company’s Form 8-K filed on September 28, 2012)

(e)(8)	Exclusivity Agreement, dated July 15, 2012, between the Company and Avista Capital Holdings, LP (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed with the SEC on October 5, 2012)

Annex A	Information Statement.*

Annex B	Opinion of RBC Capital Partners, LLC, dated September 23, 2012.*

*	Included with the statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNION DRILLING, INC.

By:	/s/ David S. Goldberg
	Name:	David S. Goldberg
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: October 5, 2012

ANNEX A

INFORMATION STATEMENT

UNION DRILLING, INC.

4055 International Plaza, Suite 610

Fort Worth, Texas 76109

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about October 5, 2012 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share, of Union Drilling, Inc., a Delaware corporation (the “Company” or “we”). You are receiving this Information Statement in connection with the possible election of persons designated by Sidewinder Drilling Inc., a Delaware corporation (“Parent”), and Fastball Acquisition Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Purchaser”), to at least a majority of the seats on the Board of Directors of the Company.

On September 24, 2012, the Company, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding Shares for $6.50 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated October 5, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which have been mailed to the stockholders of the Company and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO, dated October 5, 2012 (as amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2012.

The Merger Agreement provides, among other things, that as soon as possible after consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a direct, wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (excluding those Shares that are held by (i) the Company, Purchaser or Parent (including the Shares subject to the Support Agreements (the “Contributed Shares”)) or (ii) stockholders of the Company who properly exercised their appraisal rights under Delaware General Corporation Law) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on September 28, 2012, and is incorporated herein by reference.

The Offer, the Merger, and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on October 5, 2012 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth this Information Statement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on October 5, 2012. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Friday, November 2, 2012, unless extended.

The information contained in this Information Statement concerning Parent, Purchaser and their director designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy of any such information.

RIGHT TO DESIGNATE DIRECTORS; PARENT’S DESIGNEES

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Purchaser for Shares under the Offer, and subject to applicable law, Parent will be entitled to designate the number of directors, rounded up to the next whole number, to the Company’s Board that is equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the additional directors elected or appointed pursuant to the requirements of the Merger Agreement) multiplied by (ii) the percentage that the aggregate number of shares of the Company’s common stock owned by Parent and Purchaser (including Shares accepted for payment by Purchaser and Contributed Shares) bears to the aggregate number of outstanding shares of the Company’s common stock, in each case at the time of such designation by Parent.

Following the election or appointment of Parent’s designees and until the merger is consummated, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Board of Directors) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any extension of time for performance of any of the obligations or actions under the Merger Agreement by Parent or Purchaser and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

Parent’s Designees

Parent has informed the Company that promptly following its purchase of Shares pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board by requesting that the Company provide it with the maximum representation on the Board to which it is entitled under the Merger Agreement. Parent has informed the Company that it will choose its designees to the Board from among the persons identified below. In the event that additional designees are required in order to constitute a majority of the Company’s Board, such additional designees will be selected by Parent from among the directors and executive officers of Parent and Purchaser contained in Annex I of the Offer to Purchase, which is incorporated herein by reference. The following table was prepared from information furnished to the Company by Parent and sets forth, with respect to each individual who may be designated by Parent as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years. Parent has informed the Company that each such person listed below is a United States citizen. The business address of each person listed below is 1000 Louisiana Street, Suite 3700, Houston, Texas, 77002, except for Mr. Cole, whose business address is 925 Echo Lane, Suite 460, Houston, Texas, 770254.

Name and Address	Age	Current Principal Occupation and Five-Year Employment History
Jon C. Cole	59	President, Chief Executive Officer and Director of Sidewinder Drilling Inc. Prior to joining Sidewinder at the time of its formation, Mr. Cole served as President, Chief Executive Officer and Director of Scorpion Offshore Inc.

Jeffrey P. Gunst	35	Principal at Avista Capital Holdings, LP

Trevor M. Turbidy	44	Energy Industry Executive at Avista Capital Partners. Prior to joining Avista Capital Holdings, LP in 2007, Mr. Turbidy served as Chief Executive Officer of Trico Marine Services

Parent has informed the Company that, to its knowledge, none of the persons listed above has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Parent has informed the Company that, to its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Parent has informed the Company that, to its knowledge, none of the persons listed above or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Parent’s designees will assume office as promptly as practicable following the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Friday, November 2, 2012, and that, upon assuming office, Parent’s designees will constitute at least a majority of the Board. It is not currently known which of the current directors of the Company will resign although the Company has agreed to use its reasonable best efforts to ensure that all members of the Board who are not employees of the Company remain as directors. To the extent the Board will consist of persons who are not nominees of Parent, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CERTAIN INFORMATION REGARDING THE COMPANY

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on October 4, 2012, there were 75,000,000 Shares authorized, of which 21,398,534 were outstanding.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The members of the board of directors and the executive officers of the Company are identified below:

Name	Age	Position with the Company
Christopher D. Strong	54	President and CEO, Director (Class II)
David S. Goldberg	50	Senior Vice President, General Counsel and Corporate Secretary
Tina L. Castillo	41	Senior Vice President, CFO and Treasurer
Thomas H. O’Neill, Jr.	71	Chairman of the Board (non-executive) (Class II)
Howard I. Hoffen	48	Director (Class I)
Gregory D. Myers	41	Director (Class II)
M. Joseph McHugh	74	Director (Class III)
T.J. Glauthier	68	Director (Class I)
Ronald Harrell	77	Director (Class III)
Robert M. Wohleber	61	Director (Class III)

Executive Officers and Directors

Christopher D. Strong was appointed the Company’s President and Chief Executive Officer in April 2004 and since June 2008 he has served as a director of the Company. From October 2009 to August 2010, Mr. Strong also served as the Company’s Interim Chief Financial Officer. From June 2003 to April 2004, Mr. Strong served as the Company’s President and Treasurer. From May 1999 to June 2003, he served as the Company’s Vice President and Chief Financial Officer. He has over 21 years of experience in the oil and natural gas industry.

From 1994 until he joined the Company, he served in various capacities at Hvide Marine, Inc., a marine oilfield service company, lastly as its Vice President-Finance and Treasurer. From 1990 through 1994, Mr. Strong was Treasurer of Port Everglades, a seaport with one of the largest non-refinery petroleum tank farms in the country. Mr. Strong is a director of Geokinetics Inc., serving on its board since May 2007. He is a graduate of Vassar College, and received an M.A. from the University of Pennsylvania and an M.B.A. in Finance from the Wharton School. Prior to his graduate studies, Mr. Strong served as an officer in the United States Navy. Director qualifications: In furtherance of the foregoing, Mr. Strong has valuable energy sector expertise and extensive knowledge of the Company and its operations. Having his perspective as CEO represented among the members of the board is viewed as enhancing the board’s overall focus on and contribution to the strategy and growth of the Company.

David S. Goldberg was appointed the Company’s Vice President, General Counsel and Corporate Secretary in August 2007. He was appointed a Senior Vice President of the Company in March 2011. Prior to joining the Company, Mr. Goldberg served as Senior Vice President, General Counsel and Corporate Secretary for RadioShack Corporation, a consumer electronics specialty retailer, where he served in various legal and managerial positions since 1999. From 1995 to 1999, Mr. Goldberg served as Vice President, Secretary and General Counsel of InterTAN, Inc., then a publicly-traded international consumer electronics retailer. From 1987 to 1995, Mr. Goldberg was in private law practice with the international law firm of Haynes and Boone, LLP where he specialized in corporate securities and public finance law. Mr. Goldberg graduated from Texas Christian University in 1984 with a B.S. in Economics. He received his Juris Doctor degree from St. Mary’s University School of Law in 1987 and has been a licensed attorney in Texas since 1987.

Tina L. Castillo was appointed the Company’s Controller in June 2009. In August 2010, Ms. Castillo was appointed as the Company’s Vice President, Chief Financial Officer and Treasurer. She was appointed a Senior Vice President of the Company in March 2011. Ms. Castillo received a B.B.A. degree, as well as a Master in Professional Accounting degree, in 1994 from the University of Texas; she is a certified public accountant (Texas licensure 1995). Prior to joining the Company, Ms. Castillo served in successive roles in the audit practice group at Ernst & Young LLP, where she focused on the minerals, manufacturing and high-tech industries.

Thomas H. O’Neill, Jr. has been a director of the Company since December 1997. Mr. O’Neill is a 1963 graduate of Canisius College, Buffalo, New York. He currently serves as Chairman of the Board (non-executive) of the Company. Mr. O’Neill has over 32 years of domestic and international experience in the field of petroleum exploration and financing. He served on Governor Cuomo’s Advisory Board for Oil, Gas and Solution Mining for the State of New York from 1981 to 1986, served on the New York State Banking Board from 1994 through 1997, and was appointed by Governor Pataki to the New York State Dormitory Authority Board where he served for six years as Vice Chairman. Mr. O’Neill is a General Partner of Somerset Capital Partners, a private investment company, and a director of iForce Group Ltd., a logistics and contract warehousing business in the United Kingdom. Mr. O’Neill has drilled or has acquired ownership in approximately 1,600 wells, most of which were drilled throughout the Appalachian Basin. In addition, Mr. O’Neill has bought and sold many pipeline systems, various oil and gas companies and well-servicing organizations located in the Appalachian Basin. Director qualifications: In furtherance of the foregoing, Mr. O’Neill has extensive energy sector experience, particularly in Appalachian Basin, as well as extensive knowledge of the Company and its operations. His energy-related business experience includes exploration, production and transmission of natural gas and other hydrocarbons, as well as the capital financing for such activities. Mr. O’Neill’s prior government service in New York and his considerable business interests in New York and Pennsylvania have afforded Mr. O’Neill numerous valuable industry and professional contacts.

Howard I. Hoffen has been a director of the Company since December 1997. Mr. Hoffen is the Chairman and Chief Executive Officer of Metalmark Capital, a private equity firm which he joined as a founding member in 2004. Prior thereto, Mr. Hoffen served as Chairman and Chief Executive Officer of Morgan Stanley Capital Partners from 2001 to 2004, after having performed various roles in the private equity group since he joined Morgan Stanley in 1985. Mr. Hoffen also presently serves as a director of EnerSys, Pacific Coast Energy

Holdings LLC (the General Partner of Pacific Coast Oil Trust) and several private companies. During the past five years, Mr. Hoffen previously served as a director of Catalytica Energy Systems, Inc. Mr. Hoffen has a B.S. from Columbia University and an M.B.A. from the Harvard Business School. Director qualifications: In furtherance of the foregoing, Mr. Hoffen has extensive knowledge of the Company and its operations. He also has extensive financial and investment expertise and considerable knowledge of the energy industry. Mr. Hoffen’s service (both current and prior) as a director of other public companies is viewed as providing him with a perspective that is valuable to the Company’s board.

Gregory D. Myers has been a director of the Company since May 1999. Mr. Myers is a Managing Director of Metalmark Capital, a private equity firm which he joined as a founding member in 2004. Prior thereto, Mr. Myers was a Vice President at Morgan Stanley Capital Partners, which he joined in 1998. Mr. Myers also serves as a director of Pacific Coast Energy Holdings LLC (the General Partner of Pacific Coast Oil Trust) and several private companies. He has a B.A. and a B.S. from the University of Pennsylvania and an M.B.A. from the Harvard Business School. Director qualifications: In furtherance of the foregoing, Mr. Myers has extensive knowledge of the Company and its operations. He also has extensive financial and investment expertise and considerable knowledge of the energy industry. Mr. Myers’ service as a director of another public company and numerous private companies, many of which are in the energy sector, is viewed as providing him with an industry perspective that is valuable to the Company’s board.

M. Joseph McHugh has been a director of the Company since February 2006. Mr. McHugh served as one of five members of the office of Chief Executive from October 2000 to October 2001 and Acting Chief Financial Officer from November 1999 to May 2000 of Pillowtex Corporation, a home textiles manufacturer. Mr. McHugh served in successive financial executive positions and as President and Chief Operating Officer at Triangle Pacific Corp, a manufacturer of hardwood flooring and kitchen and bathroom cabinets, from 1976 to 1998. During the past five years, Mr. McHugh previously served as a director, and the chairman of the corporate governance committee and audit committee, of Lone Star Technologies, Inc. He is currently a director of PGT, Inc., and chairs its audit committee. Mr. McHugh received a Bachelor’s degree from Dartmouth College and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College. Director qualifications: In furtherance of the foregoing, Mr. McHugh has valuable and extensive financial experience, having previously served as the CFO of a public corporation, and operational experience, having served as the COO of a public corporation. These prior positions give him particular experience regarding corporate finance and capital structure issues, as well as evaluating risks, both financial and operational, in business. Additionally, Mr. McHugh has other current (and prior) public company board experience, including chairing corporate governance and audit committees, which is deemed valuable to the Company’s board.

T.J. Glauthier has been a director of the Company since April 2006. Since 2005, Mr. Glauthier has been the President of TJG Energy Associates, LLC, an energy consulting firm. From 2001 to 2004, Mr. Glauthier served as the President and Chief Executive Officer of the Electricity Innovation Institute, a not-for-profit affiliate of the Electric Power Research Institute. From 1999 to 2001, Mr. Glauthier served as the Deputy Secretary and Chief Operating Officer of the U.S. Department of Energy. From 1993 to 1998, he served as the Associate Director for Natural Resources Energy and Science at the U.S. Office of Management and Budget. Mr. Glauthier serves on the board of directors of EnerNOC, Inc., as well as on the board of a private company. He is a graduate of Claremont McKenna College and received an M.B.A. from the Harvard Business School. Director qualifications: In furtherance of the foregoing, Mr. Glauthier has extensive energy sector knowledge from his years of government service and his current consulting activities. He also has valuable financial expertise. Mr. Glauthier’s public board experience is deemed to further provide him with a beneficial perspective. Mr. Glauthier also has extensive personal contacts throughout government and he has a meaningful perspective on several energy-related issues that are the subject of current public debate.

Ronald Harrell has been a director of the Company since August 2006. Mr. Harrell joined Ryder Scott Co. as a reservoir engineer in 1968 and became its President in 1998. Mr. Harrell served as the Chairman and Chief Executive Officer of Ryder Scott Co. from January 2000 to December 2005 and remained as its Board Chairman until May 2006. Mr. Harrell presently serves on the board of directors of eCORP International, LLC; he also serves as a Senior Advisor to The Carlyle Group, focusing on its Energy & Power group. Mr. Harrell is currently the Chairman of the University of Houston’s Petroleum Engineering Advisory Board and a past President of Louisiana Tech University’s Engineering and Science Foundation Board. He has a B.S. in Petroleum Engineering from Louisiana Tech University and is a licensed engineer in three states. Director qualifications: In furtherance of the foregoing, Mr. Harrell has extensive energy industry knowledge and experience. Given his engineering background, Mr. Harrell also has extensive technical knowledge of the evaluation and reporting of oil and natural gas reserves, as well as the finding and development process by which oil and gas is produced. Mr. Harrell’s experience as the former CEO of one of the largest and oldest reservoir-evaluation consulting firms is deemed highly valuable to the Company’s board. Given his more than 42 years of professional experience, Mr. Harrell has extensive contacts throughout the energy industry and has a highly valuable technical management perspective.

Robert M. Wohleber has been a director of the Company since October 2008. Mr. Wohleber served as Senior Vice President and Chief Financial Officer of Kerr-McGee Corporation, an oil and gas exploration company, from December 1999 to August 2006. From 1996 to 1998, he served as Senior Vice President and CFO of Freeport-McMoRan, Inc., one of the largest phosphate fertilizer producers in the United States. Mr. Wohleber also currently serves on the board of directors of Oil Investment Corporation Ltd., a wholly-owned subsidiary of Oil Insurance Limited. From November 2005 to March 2006, Mr. Wohleber served as a director of Tronox Incorporated after its spin-off from a wholly-owned subsidiary of Kerr McGee Corporation. He has a B.B.A. from the University of Notre Dame and an M.B.A. from the University of Pittsburgh. Director qualifications: In furtherance of the foregoing, Mr. Wohleber has valuable and extensive financial experience having previously served as the CFO of public corporations actively engaged in the exploration and production of oil and natural gas resources (Kerr McGee Corporation and McMoRan Exploration Co.) and the production of fertilizers (Freeport-McMoRan, Inc.). He also served as President and CEO of Freeport Sulphur Company, an NYSE-listed public company. These prior positions give him particular experience regarding corporate finance and capital structure issues, as well as evaluating financial risks in business. Mr. Wohleber also has valuable prior experience in treasury management and banking.

There are no family relationships among any of the Company’s directors or executive officers.

CORPORATE GOVERNANCE

Director Independence

The Company is subject to the listing standards adopted by NASDAQ, including the NASDAQ director independence requirements. The full text of the NASDAQ listing requirements can be found on its website (www.nasdaq.com). As of the date hereof, all board members, other than Mr. Strong who serves as our President and CEO, meet such independence requirements.

Pursuant to the NASDAQ listing requirements, the board undertook its annual review of director independence in March 2012. During this review, the board considered whether any transactions and relationships existed between each director, or any member of his immediate family or their respective affiliates, and the Company. The board also examined whether any transactions and relationships existed between the directors, or their affiliates, and members of the Company’s senior management or their affiliates. As provided in the NASDAQ listing requirements, the purpose of this review was to determine whether any such relationships or transactions existed, and if so, whether they were inconsistent with a determination that the director is independent.

As a result of this review, the board affirmatively determined that Mr. O’Neil, Mr. Hoffen, Mr. Myers, Mr. McHugh, Mr. Gauthier, Mr. Harrell and Mr. Wohleber are each independent of the Company and its management under the standards set forth in the NASDAQ listing requirements. In addition, as further required by the NASDAQ listing standards, the board has made an affirmative determination as to Mr. O’Neil, Mr. Hoffen, Mr. Myers, Mr. McHugh, Mr. Gauthier, Mr. Harrell and Mr. Wohleber that no material relationships exists between such director nominee and the Company which, in the opinion of the board, compromises his independence or interferes with his exercise of independent judgment.

Communications with Directors

Stockholders and other parties interested in communicating directly and confidentially with the non-employee directors as a group may do so by writing to: Chairman of the Board of Directors, Attn: Corporate Secretary, Union Drilling, Inc., 4055 International Plaza, Suite 610, Fort Worth, Texas 76109, in an envelope marked “Confidential.” The Corporate Secretary of the Company will promptly forward, unopened, to the Chairman of the Board of Directors all such correspondence. In addition, if you wish to communicate generally with the board you may do so by writing to: Corporate Secretary, Union Drilling, Inc., 4055 International Plaza, Suite 610, Fort Worth, Texas 76109. The Corporate Secretary will review all such non-confidential correspondence and will either forward to the board of directors a summary of the correspondence, or a copy of the actual correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the board of directors or its committees or that he otherwise determines requires board attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the board of directors and request copies of any such non-confidential correspondence.

Any stockholder or employee may submit at any time a good faith complaint regarding any accounting, accounting controls, internal controls or auditing matters concerning the Company without fear of dismissal or retaliation of any kind. All such complaints are immediately brought to the attention of the Company’s internal audit department and handled in accordance with procedures established by the audit committee regarding such matters. Confidential, anonymous reports may be made by writing to the: Chair of the Audit Committee, Attn: Corporate Secretary, Union Drilling, Inc., 4055 International Plaza, Suite 610, Fort Worth, Texas 76109, in an envelope marked “Confidential.” The Corporate Secretary of the Company will promptly forward, unopened, to the audit committee chairman all such correspondence.

These policies and procedures are not intended to alter or amend the requirements a stockholder must satisfy in order to (i) present a stockholder proposal at a meeting of stockholders, (ii) nominate a candidate for the board of directors, or (iii) recommend a candidate for the board of directors for consideration by the corporate governance and nominating committee, whether set forth in the Company’s amended and restated by-laws, the policies or procedures regarding director nominations followed by the corporate governance and nominating committee or Rule 14a-8 of the Securities Exchange Act of 1934, as amended, to the extent applicable.

The Company encourages, but does not have a policy requiring, directors to attend the annual stockholders’ meetings. One director attended the 2011 annual stockholders’ meeting.

Code of Ethics

Union Drilling has adopted a written code of ethics, which sets forth its expected standards of business conduct and which is applicable to all employees, including our chief executive officer, our principal financial officer, principal accounting officer and persons performing similar functions (each a “principal officer”), as well as the directors of the Company. Our code of ethics satisfies the SEC’s definition of, and requirements for, such a code. A copy of our code of ethics is available on our corporate website, www.uniondrilling.com, under the heading “Investor Relations” and the sub-headings “Corporate Governance” and “Essential Governance Documents.” The Company intends to post amendments to, or waivers from, its code of ethics (to the extent applicable to or affecting any principal officer or director) on its website. The corporate governance and nominating committee, and when appropriate in conjunction with the audit committee, reviews and oversees compliance with the code of ethics.

Corporate Governance Guidelines

The board has adopted corporate governance guidelines which are intended to provide effective governance of the business and affairs of the Company for the long-term benefit of its stockholders. You can review a copy of the Company’s corporate governance guidelines on our corporate website, www.uniondrilling.com, under the heading “Investor Relations” and the sub-headings “Corporate Governance” and “Essential Governance Documents.” Additionally, you can obtain a copy of the corporate governance guidelines by mailing a request to Union Drilling, Inc., Attn: Corporate Secretary, 4055 International Plaza, Suite 610, Fort Worth, Texas 76109.

Responsibilities of the Board of Directors

The corporate governance guidelines provide that the responsibilities of the board are to:

•	Oversee legal compliance and ethical conduct.

•

Select the chief executive officer and other executive officers with due care, and establish compensation and benefits for these executives that, in addition to appropriate base salaries, will include appropriate performance-based bonuses and incentive compensation.

•	Evaluate the performance of the chief executive officer and other executive officers and make changes as may be required, in the sole discretion of the board of directors.

•	Provide oversight of senior management succession planning and, in the case of the chief executive officer succession planning, assume sole responsibility for the selection process and decision.

•	Review and approve the Company’s long-term and short-term strategic business and financial plans, and monitor regularly the Company’s performance regarding these plans and any associated risks.

•	Provide general advice and counsel to senior management.

•	Propose nominees, upon the recommendation of the corporate governance and nominating committee, for election as directors.

•	Implement effective corporate governance practices.

Structure of the Board of Directors

The corporate governance guidelines provide that the responsibilities of the board are to:

•	The board of directors determines the number of directors to serve thereon and will periodically review the board’s size and will make adjustments when deemed appropriate.

•

A majority of the directors must be “independent,” under NASDAQ listing standards and under applicable laws and regulations. It is the goal and present practice of the board of directors that at least 75% of the directors be independent.

•	Only independent, non-employee directors can serve on the audit committee, the corporate governance and nominating committee and the compensation committee.

•	Executive sessions will be held at each in person meeting of the board.

•	Directors are elected to serve a three year term.

•	Directors are expected to attend regularly scheduled board and committee meetings and to use their best efforts to attend non-regularly scheduled board and committee meetings.

The board has flexibility under the corporate governance guidelines to select an appropriate leadership structure. At present, the board believes that it is preferable for one of its independent, non-employee members to serve as chairman. The board further believes this structure is appropriate given that the board views the CEO as having the day-to-day responsibility to run the Company, while the board chairman has the responsibility to run the board. The non-employee directors appoint the non-executive chairman of the board. This chairman/CEO separation is believed to help ensure, and strengthen, the overall independent role of the non-employee directors. The duties of the chairman are to:

•	Preside at board meetings.

•	Preside at executive sessions or other meetings of the non-management directors.

•	Recommend the retention of consultants, legal, financial, or other professional advisors who are to report directly to the board.

•	Consult with management as to the agenda items for board and committee meetings.

•	Coordinate with committee chairs in the development and recommendations regarding board and committee meeting schedules.

The board believes its leadership structure not only provides for strong independent leadership, but also is in the best interest of the Company’s stockholders given that it effectively positions the CEO as the Company’s leader and will permit him to focus his entire energies on daily managing the overall business operations. The board acknowledges that its approach to leadership structure may evolve over time. Consequently, the board intends to periodically re-examine its corporate governance policies and leadership structure to ensure that they continue to meet the Company’s needs and objectives.

Desired Characteristics of Individual Directors and the Board

The Company’s board of directors has overall responsibility for the effective oversight of risk, whether financial, operational or strategic. This oversight function necessarily focuses on the most significant risks facing the Company and is deemed an important priority by the board. The board does not attempt to view in isolation the risks facing the Company, but tries to consider risk broadly and as a proper component of the Company’s strategy. The board does not believe it is possible, nor even desirable, to eliminate all business risk. Rather, reasonable and fully-considered risk-taking is deemed appropriate and necessary for the Company to remain competitive in its industry.

While the board of directors generally oversees risk management, the responsibility for daily managing these risks resides with the Company’s management team. The Company has established numerous internal processes for identifying and managing risk, including an enterprise risk management process and comprehensive internal and external audit processes. These processes have been designed to allow management to effectively identify and manage risks and to timely communicate the results of such activities with the board. Management routinely communicates with the board, its committees and individual directors, as appropriate, regarding various risks. All directors have direct and open access to the Company’s executive officers and various other members of the management team. As a result, throughout the year, the board and its committees communicate with each other and with management. At each board meeting the Company’s strategic and operational risk are presented and thoroughly discussed during the CEO’s operational report. The Company’s financial risks are specifically addressed during the formal presentation of its financial results at each board meeting. The board further considers risks when considering specific proposed actions.

In addition to the presentation of information to the full board, the board has delegated responsibility for the oversight of certain risks to the proper board committee. These committees regularly meet and report to the full board at each board meeting. In particular:

•

The audit committee oversees the risks relating to the Company’s financial statements, its financial reporting processes, accounting and legal/ethical compliance matters. The committee also oversees the internal audit function. Further, it broadly reviews the Company’s credit, liquidity, legal and market risks. The committee also oversees the guidelines, policies and processes by which the Company manages, and mitigates as appropriate, the various extant financial risks.

•

The compensation committee oversees the risks relating to the compensation philosophy and programs of the Company and generally evaluates the effect the Company’s compensation structure may have on management risk taking. The committee also monitors risks relating to overall management and organizational structure, as well as succession planning at the executive officer and key employee levels.

•

The corporate governance and nominating committee provides oversight on risks relating to the governance structure and processes of the Company and, along with the audit committee if necessary, monitors all related party transactions and potential conflict of interest issues, including the risks which could result therefrom.

As indicated above, the board’s proper role is risk oversight as opposed to the day-to-day management of risks, which is the focus of the Company’s management team. The board believes this division of responsibility provides an effective means for addressing the full spectrum of risks facing the Company. Furthermore, the board believes that its leadership structure, with an independent, non-management chairman of the board and of each committee, supports its risk oversight function.

Audit Committee Report

Respective Responsibilities of the Committee, Management and Independent Auditors

As discussed in its charter, the primary responsibility of the audit committee is to oversee the Company’s financial controls (including appropriate disclosure controls and procedures and internal control over financial reporting) and reporting processes on behalf of the board and to report the results of its activities to the board. Management is responsible for preparing the Company’s financial statements and maintaining effective internal controls. Ernst & Young LLP, the Company’s independent auditor, is responsible for performing an integrated audit of the Company’s financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The function of the committee is to provide business, financial and accounting oversight at the board level, along with advice, counsel, and direction to management and the independent auditors on the basis of information it receives, discussions with management and the independent auditors, and the experience of the committee’s members. The committee’s role is not intended to duplicate or to certify the activities of management and/or the independent auditors.

Independence of Committee Members

Each of the members of the committee meets the independence and experience requirements of NASDAQ and the SEC. Additionally, the board of directors has affirmatively determined that Messrs. McHugh, Glauthier and Wohleber, the currently serving audit committee members, each qualifies as an “audit committee financial expert” within the meaning of SEC regulations and that each audit committee member is financially literate.

Committee Charter

The audit committee has adopted, and annually reviews, a charter outlining the practices that it follows. The charter complies with all current regulatory requirements of NASDAQ and the SEC. A copy of the current charter is posted on the Company’s website, www.uniondrilling.com.

Discussions of the Committee

Throughout 2011, the committee met and held many discussions with management and the independent auditors. The committee also held a number of meetings, without members of management present, in separate executive sessions with the Company’s chief executive officer, chief financial officer, general counsel, internal audit director and independent auditors.

Among other things, during these meetings, the committee reviewed and discussed the Company’s audited financial statements with the Company’s management and the independent auditors. The committee also discussed with the independent auditors other regulatory matters required to be discussed by the independent auditors with the committee, which include, among other items, matters related to the conduct of the audit of the Company’s financial statements. The committee also received from the Company’s independent auditors the annual written report on their independence from the Company and its management (consistent with the applicable accounting and auditing standards, including those of the PCAOB) and discussed with the independent auditors their independence. These discussions with the independent auditors included an examination of whether the provision of non-audit services (relating to tax matters) provided by them to the Company during 2011 was compatible with the auditors’ independence.

The committee also reviewed key initiatives and programs aimed at maintaining and strengthening the effectiveness of the Company’s internal control over financial reporting and disclosure control and procedures. As part of this process, the committee continues to monitor the scope and adequacy of the Company’s internal auditing program, and to review staffing levels and steps taken to implement recommended improvements in internal procedures and controls. Further, the committee provides oversight of the Company’s major financial risk exposures and management’s actions to identify, assess and control these risks and reviews the overall process by which the Company assesses and manages its financial, operational and strategic risk exposure.

In reliance on these reviews and discussions, and the report of the independent auditors, the committee recommended to the board of directors that the audited financial statements be included in Union Drilling’s Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC, and selected Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2012.

M. Joseph McHugh (Chair)

T.J. Glauthier

Robert M. Wohleber

Meetings and Committees of the Board

Information about Meetings; Attendance and Committees

In 2011, the board of directors held four meetings (all in person), and committees of the board held a total of 10 meetings (both in person and by telephone). Regarding the incumbent directors, one director attended 89%, and seven directors attended 100%, of the aggregate of all meetings of the board of directors and the committees on which he served during 2011. Consequently, average attendance by the incumbent directors was over 98% for the full year.

The board has three standing committees: the audit committee, the corporate governance and nominating committee and the compensation committee. These standing committees are composed entirely of independent, non-employee directors.

Executive sessions without the Company’s management present are scheduled at each board and committee meeting. The board of directors and each committee of the board separately conducted a self-assessment of their 2011 performance.

Board Committees and Functions

Audit Committee

Members:	Three independent, non-employee directors

• M. Joseph McHugh (Chair) • T.J. Gauthier • Robert M. Wohleber

Number of Meetings Held in 2011: 5

Functions:	• Assists the board of directors in fulfilling its oversight responsibilities regarding the integrity of the Company’s • financial statements, • financial reporting and disclosure control process,

•    systems of internal accounting and financial controls,

•    internal audit function,

•    annual independent integrated audit of its financial statements and internal control over financial reporting,

•    risk management policies and procedures, and

•    compliance with legal and regulatory requirements.

•    Oversees the Company’s financial controls (including appropriate disclosure controls and procedures and internal control over financial reporting).

•    Oversees and evaluates the performance of the Company’s independent registered public accounting firm (the “independent auditors”), including a review and evaluation of the independent auditors’ qualifications and independence, the engagement partner and the quality review partner.

•    Seeks to maintain free and open communication among the committee, independent auditors, the internal auditors and management.

•    Produces a report each year for inclusion in the proxy statement.

Financial Experts:	The board of directors has affirmatively determined that each member of the audit committee is financially literate under NASDAQ listing standards and that each member has financial management expertise. Additionally, the board of directors has affirmatively determined that each current audit committee member qualifies as an “audit committee financial expert” within the meaning of SEC regulations.

Corporate Governance and Nominating Committee

Members:	Three independent, non-employee directors

• T.J. Gauthier • Thomas H. O’Neil, Jr. • Gregory D. Myers

Number of Meetings Held in 2011: 2

Functions:

•    Develops, implements and maintains Union Drilling’s Corporate Governance Guidelines.

•    Identifies and recommends directors and committee members.

•    Oversees the board’s structure, size and performance.

•    Oversees board and committee self-evaluation process.

•    Oversees Company’s Code of Ethics.

•    Reviews potential conflict of interest and related-person transaction issues.

Compensation Committee

Members:	Three independent, non-employee directors • Thomas H. O’Neil, Jr. • Gregory D. Myers • Ronald Harrell

Number of Meetings Held in 2011: 3

Functions:

•      Reviews and approves annually the corporate goals and objectives related to the CEO’s compensation, evaluates the CEO’s performance in light of the goals and objectives and, based on this evaluation, sets the CEO’s annual compensation.

•      Approves annually the overall compensation methodology for executive officers, as well as the individual compensation components of this overall methodology.

•      Oversees and administers the incentive compensation and equity-based compensation plans and other benefit plans.

•      Reviews and discusses the compensation discussion and analysis section, included in the proxy statement, with management and produces a report each year for inclusion in the proxy statement.

Committee Charters

A copy of the charter for each standing committee may be found on our corporate website, www.uniondrilling.com, under the heading “Investor Relations” and the sub-headings “Corporate Governance” and “Essential Governance Documents.” You can also obtain a copy of each of these charters by mailing a request to Union Drilling, Inc., Attn: Corporate Secretary, 4055 International Plaza, Suite 610, Fort Worth, Texas 76109. Each committee annually reviews its written charter and recommended changes, if any, are presented to the board of directors for approval.

Non-Employee Director Compensation

The board’s non-employee directors are paid pursuant to a standard compensation package, split between cash payments and equity awards, designed to deliver approximately $100,000 per year to each non-employee director for his service on the board.

The non-equity components of this program are: an annual board retainer of $30,000; meeting attendance fees of $1,500 for each board and committee meeting attended in person and $1,000 for each board and committee meeting attended via teleconference; non-executive board chairman annual fee of $25,000; annual committee chair retainers of $10,000 for the audit committee and compensation committee chairs and $5,000 for the corporate governance and nominating committee chair. Non-employee directors also receive reimbursement of their reasonable travel and other out-of-pocket expenses due to attending board and board committee meetings.

The equity component of non-employee director compensation is designed to annually deliver, either by stock option grants, restricted stock or restricted stock unit (“RSU”) awards, or a combination thereof, approximately $50,000 of value to each non-employee director. It is the boards’ intention that the equity component equal, as nearly as possible, one-half of each director’s annual compensation for serving on Union Drilling’s board.

Components of Non-Employee Director Compensation

Any director who is an employee of the Company receives no additional compensation for serving on the board of directors. The following table lists the non-employee director compensation components in 2011, which were as follows:

Name	Fee Earned or Paid in Cash ($) (1)	Stock Awards ($)(2)(3)	Option Awards ($) (3)	Total ($)
Thomas H. O’Neill, Jr.	67,000	49,998	—	116,998
Howard I. Hoffen	35,000	49,998	—	84,998
Gregory D. Myers	52,500	49,998	—	102,498
M. Joseph McHugh	37,000	49,998	—	100,498
T.J. Glauthier	49,000	49,998	—	98,998
Ronald Harrell	37,000	49,998	—	86,998
Robert M. Wohleber	42,500	49,998	—	92,498

(1)	Consists of annual board retainer, board/committee chairmanship retainer (as applicable) and board/committee meeting attendance fees.
(2)	Reflects the aggregate grant date fair value for each RSU award computed in accordance with the provisions of the Financial Accounting Standards Board Accounting Standards Codification 718, Compensation—Stock Compensation (“ASC Topic 718”). The aggregate fair value for these awards is equal to the fair market value (“FMV”) of the underlying Company common stock on the grant date. The FMV for these awards was $7.10, which was the NASDAQ Global Select Market closing price per share on the RSU grant date (12-1-11). There can be no assurance that the grant date fair value will ever be realized.
(3)	At December 31, 2011, the outstanding equity awards held by each individual were as follows: Mr. O’Neill, 22,618 options and 10,998 RSUs; Mr. Hoffen, 22,618 options and 10,998 RSUs; Mr. Myers, 22,618 options and 10,998 RSUs; Mr. McHugh, 30,118 options and 10,998 RSUs; Mr. Glauthier, 30,118 options and 10,998 RSUs; Mr. Harrell, 30,118 options and 10,998 RSUs; and Mr. Wohleber, 17,142 options and 10,998 RSUs.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of September 30, 2012 by (i) each person known to the Company to beneficially own more than 5% of the Company’s outstanding shares of common stock, (ii) each director, (iii) the Company’s named executive officers as set forth in the “Summary Compensation Table” below, and (iv) all directors and executive officers of the Company as a group. The information in this table is based solely on statements in public filings with the SEC or other reliable information made available to the Company.

As of September 30, 2012, there were 21,398,534 shares of the Company’s common stock outstanding. The number of shares and the percentage beneficially owned by the persons named in the table and by all executive officers and directors as a group includes, in addition to shares actually issued and outstanding, unissued shares that are subject to issuance upon the exercise of stock options within 60 days after September 30, 2012.

Name of beneficial owner	Amount and nature of beneficial ownership (1)		Percent owned
Union Drilling Company LLC	7,955,395	(2)	37.2%
T. Rowe Price Associates, Inc.	2,124,750	(3)	9.9%
Wolf Marine, S.A.	2,078,359	(4)	9.7%
Royce & Associates, LLC	1,484,960	(5)	6.9%
Dimensional Fund Advisors LP	1,344,717	(6)	6.3%
Christopher D. Strong	321,642	(7)	1.5%
David S. Goldberg	114,556	(8)	*
Tina L. Castillo	60,658	(9)	*
Thomas H. O’Neill, Jr.	25,993	(10)	*
Howard I. Hoffen	7,976,035	(11)	37.3%
Gregory D. Myers	7,976,035	(11)	37.3%
M. Joseph McHugh	38,493	(12)	*
T.J. Glauthier	33,493	(13)	*
Ronald Harrell	33,493	(14)	*
Robert M. Wohleber	20,517	(15)	*
All executive officers and directors as a group (10 persons)	8,645,520	(16)	39.4%

*	Less than 1%.
(1)	Each person listed in the table has sole voting and sole dispositive power regarding all shares indicated, except as otherwise noted (and subject to applicable community property laws).

(2)

This information is based solely on Amendment No. 6 to Schedule 13G filed with the SEC on February 14, 2012 by Union Drilling Company LLC (“UDC LLC”), Morgan Stanley Capital Partners III, L.P. (“MSCP III”), MSCP III 892 Investors, L.P. (“MSCP 892”), Metalmark Capital LLC (“Metalmark”), Morgan Stanley Capital Investors, L.P. (“MSCI”), MSCP III, LLC (“MSCP LLC”) and Morgan Stanley Capital Partners III, Inc. (“MSCP, Inc.”). MSCP III has shared voting and shared dispositive power over 5,239,757 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. MSCP 892 has shared voting and shared dispositive power over 536,328 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. Metalmark has shared voting and shared dispositive power over 5,850,067 shares and no sole voting or sole dispositive power over such shares. Metalmark may be deemed to have beneficial ownership of the 5,776,085 shares indirectly beneficially owned by MSCP III and MSCP 892. MSCI has shared voting and shared dispositive power over 146,615 shares through its direct ownership interest in UDC LLC and no sole voting or sole dispositive power. MSCP LLC and MSCP, Inc., as a result of their respective relationship with MSCI, each reported shared voting and shared dispositive power over the 146,615 shares deemed to be indirectly beneficially owned by MSCI. The address for UDC LLC is c/o Metalmark Management LLC, 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. The address of each of MSCP III, MSCP 892, MSCI, MSCP LLC and MSCP, Inc. is 1585 Broadway, New York, NY 10036. The address of Metalmark is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036.

(3)	This information is based solely on Amendment No. 6 to Schedule 13G filed with the SEC on February 9, 2012 by T. Rowe Price Associates, Inc. (“TRP”), an investment adviser. TRP reported that, in its capacity as investment advisor, it had sole voting power over 412,550 shares, sole dispositive power over 2,124,750 shares and no shared voting or shared dispositive power. These securities are owned by various individual and institutional investors, including the T. Rowe Price Small-Cap Value Fund, Inc. (which owns 1,185,700 shares, representing 5.4% of the Company’s shares outstanding), which TRP serves as investment adviser with power to direct investments and/or sole power to vote the securities. These clients have the right to receive dividends on, as well as the proceeds from, the sale of such securities. For purposes of the SEC reporting requirements, TRP is deemed to be a beneficial owner of such securities; however, TRP expressly disclaims that it is, in fact, the beneficial owner of such securities. The address for TRP is 100 E. Pratt Street, Baltimore, MD 21202.
(4)	This information is based solely on a Schedule 13G filed with the SEC on February 14, 2006 by Wolf Marine, S.A. (“WM”). The address of WM is c/o Byzantine Maritime Corporation, 8, Korytsas and Grammou Streets, Kifisia 14561, Athens, Greece.
(5)	This information is based solely on Amendment No. 1 to Schedule 13G filed with the SEC on January 23, 2011 by Royce & Associates, LLC (“Royce”). The address of Royce is 745 Fifth Avenue, New York, NY 10151.
(6)	This information is based solely on a Schedule 13G filed with the SEC on February 14, 2012 by Dimensional Fund Advisors LP (“DFA”), an investment advisor. DFA reported that, in its capacity as investment advisor, it had sole voting power over 1,291,779 shares and sole dispositive power over 1,344,717 shares of the Company’s common stock. However, all reported securities are owned by the various funds and DFA disclaims beneficial ownership of all such securities. The respective funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. To DFA’s knowledge, the interest of no single fund exceeds 5% of the Company’s common stock. The address for DFA is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746.
(7)

Consists of 222,920 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but do not include 13,923 shares issuable pursuant to options to purchase Company common stock which are not exercisable until more than 60 days after September 30, 2012. The amount in the table also includes 98,722 shares held by Mr. Strong in a joint brokerage account with his spouse. In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C. (“Truncheon”), a member of UDC LLC. If UDC LLC were to distribute the common stock of the Company that it owns to the members of UDC LLC, Truncheon may be entitled to a portion of that common stock, based upon the market value of the Company’s common stock at the distribution date. If the Company’s common stock owned by UDC LLC had been distributed on September 30, 2012, and the value of those shares had been determined to be $51,630,514 (based upon the $6.49 closing price of the

Company’s common stock on the NASDAQ Global Select Market on September 28, 2012), Mr. Strong would have been entitled to 477 shares of the Company’s common stock. Mr. Strong has no control over the timing of any such distribution or over whether any such distribution is made; consequently, such shares are not included in the above table.
(8)	Includes 112,556 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but does not include 4,837 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012. Amount also includes 2,000 shares which he owns with his spouse in a joint brokerage account.
(9)	Includes 60,250 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but does not include 47,750 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012. Amount also includes 408 shares which she owns with her spouse in a joint brokerage account.
(10)	Consists of 5,353 shares of common stock issued upon vesting of his 2008 RSU award and 20,640 shares issuable pursuant to options to purchase Company common stock within 60 days after September 30, 2012; but does not include 1,978 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012. The number in the table does not include the shares to which Mr. O’Neill may be entitled by virtue of his interest in UDC LLC; such interest being held through Somerset Capital Partners (“Somerset”) and Truncheon (see Note 7 above). If the common stock of the Company owned by UDC LLC had been distributed on September 30, 2012, based upon the $6.49 closing price on September 28, 2012, the aggregate value of those shares would have equaled $51,630,514. Mr. O’Neill would have been entitled to 191,583 shares of Company common stock resulting from the proportionate share distributions to Somerset and Truncheon. Mr. O’Neill’s wife also has a membership interest in UDC LLC and would have been entitled to 47,918 shares of Company common stock in the event of such a share distribution on September 30, 2012. Mr. O’Neill disclaims beneficial ownership in the shares owned by his wife. The aggregate of such shares, 239,501 shares, is equal to 1.1% of the total outstanding shares of the Company’s common stock as of September 30, 2012; however, such shares are not included in the above table.
(11)	A majority of the ownership interests in UDC LLC are owned by MSCP III and related private equity funds (collectively, the “Funds”). UDC LLC is controlled by a board of representatives, the members of which include Messrs. Hoffen and Myers, whom, as representatives of the Funds, control a majority of the voting rights on the board of representatives. Messrs. Hoffen and Myers disclaim beneficial ownership of the shares owned by UDC LLC. This number also includes, respectively for each of Messrs. Hoffen and Myers, 20,640 shares issuable pursuant to options to purchase Company common stock within 60 days after September 30, 2012; but does not include, for each of them, 1,978 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012. Messrs. Hoffen and Myers are each a managing director of Metalmark Capital Holdings LLC; the 5,353 shares of common stock issued to each of them upon vesting of their 2008 RSU award were transferred to, and are held in, a corporate brokerage account of an affiliated entity, Metalmark Management LLC. Consequently, the 5,353 shares are excluded from their respective reported amount.
(12)	Consists of 5,353 shares of common stock issued upon vesting of his 2008 RSU award and 28,140 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but does not include 1,978 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012. Amount also includes 5,000 shares which h owns with his spouse in a joint brokerage account.
(13)	Consists of 5,353 shares of common stock issued upon vesting of his 2008 RSU award and 28,140 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but does not include 1,978 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012.
(14)	Consists of 5,353 shares of common stock issued upon vesting of his 2008 RSU award and 28,140 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but does not include 1,978 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012.

(15)	Consists of 5,353 shares of common stock issued upon vesting of his 2008 RSU award and 15,164 shares issuable pursuant to options to purchase common stock exercisable within 60 days after September 30, 2012; but does not include 1,978 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012.
(16)	Includes an aggregate of 557,230 shares issuable pursuant to options to purchase common stock granted to officers and directors that are either presently exercisable or that become exercisable within 60 days after September 30, 2012; but does not include 80,356 shares issuable pursuant to options to purchase common stock which are not exercisable until more than 60 days after September 30, 2012. Individual ownership totals exclude the outstanding RSU awards held by each officer and director, respectively, as no part of these awards are presently vested nor will any RSU award amount become vested within the 60 days after September 30, 2012. For additional information regarding the outstanding named executive officer RSU awards, refer to the Grants of Plan-Based Awards for 2011 and Outstanding Equity Awards at Fiscal Year-End 2011 tables above; and for additional information on the outstanding director RSU awards, refer to the Components of Non-Employee Director Compensation table above. There have been no RSU awards to the named executive officers or directors other than as reflected in those tables.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership of the Company’s common stock with the SEC, with a copy delivered to us.

We received written or oral representations from each such person who did not file an annual report with the SEC on Form 5 that no Form 5 was due. Based solely on our review of the reports and representations, we believe that all required Section 16(a) reports were timely filed in 2011.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

CONCERNING EXECUTIVE OFFICERS

Compensation Committee Report

The compensation committee has reviewed and discussed with management the compensation discussion and analysis included in this proxy statement and, based on such review and discussion, has recommended to the board of directors that the compensation discussion and analysis be included in this proxy statement and the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Thomas H. O’Neill, Jr. (Chair)

Ronald Harrell

Gregory D. Myers

The compensation committee consists entirely of the above-listed independent directors. Each member of the committee has no professional, familial or financial relationship with any of the executive officers of the Company, other than by virtue of his directorship with the Company.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee (i) was an officer or employee of the Company or a subsidiary of the Company during 2011, (ii) was formerly an officer of the Company or a subsidiary of the Company, or (iii) had any relationship during 2011 required to be disclosed pursuant to Item 404 of Regulation S-K, except for the fact that Mr. O ’Neill served as chief executive officer of the Company from September 1997 to October 2000.

During fiscal 2011, none of the Company’s executive officers served as (i) a member of a compensation committee of another company, one of whose executive officers served on the Company’s compensation committee; (ii) a director of another company, one of whose executive officers served on the Company’s compensation committee; or (iii) a member of a compensation committee of another company, one of whose executive officers served as one of the Company’s directors.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) section discusses the Company’s executive compensation program, including the compensation awarded to, earned by, or paid to our named executive officers and the material elements of their compensation. The Company’s three named executive officers for 2011 are listed in the Summary Compensation Table found below. Following the CD&A are various other tables and information explaining the compensation for our named executive officers.

We have historically operated our business with a small and tightly integrated management team possessing the skills deemed necessary by the board of directors to address the special requirements of our business. Our compensation system is one important factor in our ability to attract, retain and properly motivate the skilled individuals we need.

Compensation Philosophy and Objectives

The compensation committee (“Committee”) of the board of directors oversees the Company’s executive compensation program, as well as establishes and reviews the program’s overall compensation philosophy. We have designed our executive compensation programs to reward and retain our senior executives, as well as to encourage management actions that will increase stockholder value. We evaluate compensation levels relative to Company and individual performance and to industry norms to ensure that we maintain our ability to attract and retain outstanding employees in key positions. The Committee believes that the Company’s compensation program for its named executive officers should be designed to encourage and reward enhancement of stockholder value by linking the financial interest of these executives to the financial interests of the Company’s stockholders, including long-term stockholder value appreciation.

The program focuses on the following key objectives:

    The Company’s compensation program should encourage executive performance that benefits the organizational results by linking compensation to overall financial, operational and stock price performance.

The Company’s compensation program for its named executive officers seeks to link compensation to the financial performance of the Company as a whole. Annual cash incentives, while entirely discretionary, are viewed in the context of whether certain corporate financial and operational goals were achieved. These annual incentives are periodically reviewed and modified, as appropriate, by the Committee. Similarly, the program seeks to provide a meaningful portion of each named executive officer’s compensation in the form of equity-based compensation in order to align compensation with the Company’s long-term capital appreciation and to further enhance these executives’ alignment with the interests of stockholders.

Incentive compensation should constitute a greater part of total compensation for senior positions.

The Committee believes that total compensation should generally increase with position and responsibility and, as employees move to higher levels of responsibility with greater ability to influence the Company’s results, the percentage of their pay at risk should accordingly increase. As a result, the Company’s executive compensation program seeks to place an appropriate proportion of the named executive officers’ compensation “at risk” in the form of an annual cash bonus and equity-based award, which are tied to the Company’s overall operational, financial and stock performance. In exercising its judgment with regard to evaluating management performance and making other compensation decisions, the Committee reviews a variety of factors, including operating performance, execution of the Company’s business strategy and current plan, earnings performance on an absolute and relative basis, progress in implementing business development efforts, market levels of compensation in our industry, and any other factors and circumstances determined to be pertinent.

Incentive compensation should strike a balance between short-term and long-term performance.

The Company’s compensation plans seek to focus management on achieving short-term financial and operational goals in a manner that supports the Company’s long-term success and profitability. Consequently, the Company uses short-term incentives to reward effective ongoing management of corporate operations through annual performance incentives tied to the Company’s overall annual goals. Similarly, the Company uses long-term incentives to motivate the named executive officers toward long-term management of the business through prudent use of equity programs that focus management attention on increasing long-term stockholder value. Because the Company’s long-term success should be a priority for these executive officers, the Company’s compensation plan emphasizes long-term incentives for the named executive officers, through the long-term nature of equity-based compensation.

Union Drilling’s compensation levels should attract, retain, motivate and reward key executives through competitive salary and incentive plans.

The Company’s overall compensation levels are targeted to attract the type of talented individuals needed to achieve the long-term financial and operational strategy of the Company. The Committee sets compensation levels, the relative mix of compensation elements, annual incentive opportunities and long-term incentive grants based on its assessment of each executive’s position, responsibilities and performance. While certain elements of the Company’s compensation program are quantitative in nature, the Committee avoids an expressly formulaic approach to executive compensation decisions. As a result, the Committee also reviews a comparison of the Company’s compensation package to the aggregate compensation of executives of a peer group of contract drilling and energy services companies to determine the overall competitiveness of the Company’s compensation package.

This peer group is generally selected based on the industry and business focus of the subject companies, as well as their overall revenue and market capitalization. In recent years, this peer group consisted (all or in part) of

•	Basic Energy Services

•	Carbo Ceramics

•	ENGlobal Corporation

•	Gulfmark Offshore

•	Gulf Island Fabrication

•	Helmerich & Payne

•	Hercules Offshore

•	Hornbeck Offshore

•	Lufkin Industries

•	Matrix Service Company

•	Newpark Resources

•	Parker Drilling

•	Patterson–UTI

•	Pioneer Drilling

•	Superior Well Services

•	Unit Corporation

Where appropriate, the target positions at these peer companies are adjusted to reflect the Company’s scale and scope.

Role of Management in Compensation Decisions

Although the Committee oversees the Company’s executive compensation program, it also consults with the CEO in certain respects regarding this program. The Company’s CEO provides the Committee with performance information, analyses and data to assist the Committee in determining the types and amounts of compensation elements to be paid to the named executive officers other than the CEO. The Committee utilizes these analyses, data and evaluations in its deliberations when setting the compensation levels for these executive officers.

The Committee may invite the CEO to be present at Committee meetings at which it discusses and evaluates executive compensation and Company performance for executives other than the CEO. While the Committee may solicit the CEO’s input and insight, suggestions or recommendations regarding compensation for other executives during these meetings and at other times, the Committee ultimately makes all determinations regarding compensation of the named executive officers.

The Committee meets with the CEO to review his own compensation package, but likewise ultimately makes all decisions regarding the CEO’s compensation solely based upon the Committee’s and the board’s deliberations and evaluations without the CEO being present.

Compensation Consultant

As authorized under its charter, the Committee from time to time utilizes an independent compensation consultant to assist the Committee in the performance of its duties and otherwise to advise the Committee regarding executive compensation issues. These issues may generally include the amount and form of executive compensation. In recent years, the Committee has engaged the services of Frederic W. Cook & Co., Inc. (“FWC”). On all matters relating to executive compensation, FWC is hired by, and reports directly to, the Committee. During 2011, FWC (including its affiliates) provided no consulting services to the Company other than those for the Committee.

During 2011, FWC provided the Committee with an analysis of competitive practices and compensation relevant to the Company’s executive jobs and industry, as well as advice regarding the termination protection arrangements approved for the Company’s named executive officers. FWC also provided market survey data, as well as information regarding general compensation trends and issues. This information was utilized by the Committee in arriving at its recommendations for executive compensation in 2011.

Process for Setting Compensation

The Committee has structured the Company’s compensation program for the named executive officers utilizing the compensation philosophy and objectives described above.

Generally speaking, it is the intent of the Committee that the named executive officers’ respective base salaries be competitive with industry peers (adjusting for appropriate scale and scope differences) for their comparable positions, based on available published market survey data, including the data obtained from FWC. The Committee also seeks to provide each of the Company’s named executive officers with an annual incentive award, which is comprised of a cash bonus component, as well as a long-term equity component. The Committee sets the target amount of the annual incentive award as a specified percentage of the base salary for the named executive officer using a range of percentages that is intended to be competitive with industry peers based on the FWC market survey data.

While the Committee uses this market survey data as a general guide for determining compensation elements of the Company’s named executive officers, individual factors may cause the actual amount of compensation to vary from these targets. For example, in the case of new executive-level hires, the compensation may be set as a result of negotiations between the Company and the named executive officer. In the case of existing named executive officers, the actual compensation may vary as a result of the officers’ responsibilities, experience level and prior performance, individually as well as the Company as a whole.

The Committee seeks to provide a meaningful portion of total compensation in the form of annual and long-term incentives, in light of the objectives set forth above. The Committee typically targets an allocation of the annual incentive award to be split two-thirds in cash and one-third in an equity award. In its discretion, the Committee may determine to make the equity award in the form of a stock option grant, a restricted stock unit (“RSU”) award or restricted stock award, or in some combination thereof. It is the Committee’s present intention to maintain the 2:1 cash/equity split when making compensation determinations. Nonetheless, when allocating among long-term equity incentives (such as between stock option grants and restricted stock or RSU awards), items such as the number of options or shares of restricted stock (or RSUs) available to grant, level of employment and job performance may also be considered. Ultimately, personal income from incentive compensation is realized as a result of the Company’s overall financial performance.

Throughout the year, the Committee monitors the effectiveness of the components of the compensation program, including performance measures for the cash bonus and long-term equity incentives, and may change the components should the Committee determine that the enhancement of stockholder value warrants it. This change could include additional stock option or restricted stock/RSU grants, as deemed appropriate by the Committee. The Committee also reviews the compensation of the named executive officers with that of the peer group described above to monitor the overall competitiveness of the Company’s compensation package.

Components of Compensation

The Company provides four compensation components to its named executive officers:

•	Base Salary,

•	Annual Incentive Awards,

•	Long-Term Incentive Awards, and

•	Benefits and Perquisites.

Base Salary. We establish base salaries for our named executive officers at competitive levels for the respective positions, taking into account their responsibilities and experience. We determine base salary levels on the market for similar positions in our industry and make adjustments as we deem necessary. Effective December 1, 2011, we increased the base salary paid to Mr. Strong, Mr. Goldberg or Ms. Castillo. Consequently, the base salaries of Messrs. Strong and Goldberg and Ms. Castillo for 2012 are $425,000, $275,000 and $260,000, respectively.

Annual Incentive Awards. We make annual incentive awards comprised of two components—cash bonus and equity grants—that are tied to our overall financial results, as well as the performance of each named executive officer. Our annual incentives are designed to reward management performance relative to expectations and goals across a broad range of metrics, both on an absolute basis and relative to the peer group based on prevailing industry conditions. Prior to 2007, our annual incentive awards were only in the form of cash bonuses.

Our annual incentive awards, as well as our philosophy in administering them as described above, contemplate that the Committee will review the financial performance of the Company and will assess, together with the CEO (except with regard to himself), the named executive officer’s personal performance in determining the annual incentive award to be made. The cash bonus portion of the annual incentive that was paid to our named executive officers for 2011 appears in the “Bonus” column of the Summary Compensation Table below.

For fiscal 2011, the annual incentives paid to each named executive officer were discretionary and were based on the Committee’s review of such executive’s role in the accomplishment of certain corporate goals and objectives, as well as comparisons with the compensation practices of a selected peer group of public energy services companies of similar size and scope to the Company.

Long-Term Incentive Awards. As part of our executive compensation program, we provide long-term incentives, in the form of equity awards, to our named executive officers. As discussed above, the Committee has a targeted allocation of the annual incentive award to be split two-thirds in cash and one-third in equity. Any stock options or RSUs awarded to the named executive officers are granted as a component of their respective annual incentive award and are based upon individual performance in their functional areas and the contribution of each officer to the Company’s overall achievement of certain financial and operational goals.

In addition, we may grant additional equity awards on a one-time basis at the commencement of employment of an executive or in the case where the Committee determines that such an equity grant is warranted. We award equity-based long-term incentives because we believe that such awards link management’s risk and investment decisions with stockholders’ interests, and promote retention, stability and corporate loyalty among our named executive officers. In determining to grant stock options or other forms of equity, the Committee considers a number of factors including market data, the individual’s role within the Company and the financial impact and the potential value of an option grant versus other equity awards. As equity-based awards are inherently tied to the performance of our common stock, we believe that a vesting schedule primarily based on continued service is appropriate to meet the retention and performance incentive goals.

In December 2011, the board of directors, upon the Committee’s recommendation, made equity awards to the named executive officers. The board approved RSU awards to the named executive officers as follows: 21,126 RSUs to Mr. Strong; 8,450 RSUs to Mr. Goldberg and 7,042 RSUs to Ms. Castillo. Each RSU award will vest over a four year period and is not subject to any performance-based vesting criteria. The board intends for the RSU award to serve as a retention incentive for each named executive officer.

Since 2008, equity awards to the named executive officers were historically split between RSUs and stock options. In 2011, the board, upon the Committee’s recommendation, only granted RSU awards to the named executive officers. As the RSU award is considered a full-value award, always having some intrinsic value upon vesting regardless of stock price, it was determined to be a better motivational tool for aligning the long-term interests of the recipient with those of the Company’s stockholders.

The board intends to have future regularly recurring equity awards issued in the fourth quarter of each year. We have granted all of our presently outstanding stock options with multi-year vesting periods (typically over four years) and at exercise prices not less than the fair market value (the NASDAQ closing price) on the date of grant. The recurring RSU awards to the named executive officers typically vest after a four year period. We expense these awards in accordance with all applicable U.S. accounting requirements.

Benefits and Perquisites. Named executive officers are eligible to participate in our standard group medical, prescription drug, vision and dental insurance, disability insurance, group life insurance and retirement saving plan and other benefits provided to other full time employees. Our retirement savings plan is a tax-qualified defined contribution 401(k) plan, which we believe helps our employees, should they elect to participate, prepare for their individual retirement. Our objectives for the 401(k) plan are to provide a tax efficient retirement savings opportunity that is competitive, when compared to similarly-sized companies within our general industry, and designed with simple terms to enable participants to recognize the benefits of such a savings plan. We do not maintain any defined benefit retirement plans.

The Company generally does not pay any perquisites to the named executive officers, other than benefits relating to an automobile allowance and certain payments made under various employee benefit plans or programs. Any perquisite paid in 2011 is more fully detailed in the “All Other Compensation” column of the Summary Compensation Table below.

Employment Agreements and Post Termination Compensation

We do not maintain employment agreements with our named executive officers, all of whom are employees-at-will. However, following a change in control of the Company, if the named executive officer’s employment is terminated under certain conditions, such as involuntary termination without “cause” (as defined in such officer’s equity award agreement), or termination by the named executive officer for “good reason” (as defined in such officer’s equity award agreement), all of the stock options granted to the named executive officer will become immediately exercisable and any shares of restricted stock or RSUs granted to such officer will vest and become nonforfeitable. We believe this protection is appropriate to enable the named executive officer to then realize any value in his/her equity awards as a result of his/her efforts on behalf of the Company up to that time.

The Company’s board believes that maintaining the at-will employment status of our named executive officers is desirable. However, the board also recognizes that, in order to attract and retain qualified executives who may otherwise desire the protection of a long-term employment contract, it is appropriate to offer specified severance benefits to certain senior executive officers in the event of a change in control of the Company. The board believes that entering into a termination protection agreement with such senior executives is a sound business decision intended to protect stockholder value before, during and after a change in control of the Company. A change in control of a corporation is often accompanied by changes in corporate culture and job losses due to redundancy, especially at the senior executive level. If a change in control of the Company were under consideration, the board understands that our senior executives could face personal uncertainties and distractions about how the transaction may affect them. By entering into a termination protection agreement before any such transaction is contemplated, the board’s goal is to focus such executive’s full attention and dedication to our stockholders’ best interests in the event of a potential change in control transaction. The board believes that such an agreement will align the executive’s interests with those of the stockholders, encouraging the executive to stay with the Company to see the transaction through to its completion.

The board unanimously approved in March 2011 the Company entering into a termination protection agreement with its president and chief executive officer, Mr. Strong, and its two senior vice presidents, Mr. Goldberg and Ms. Castillo. The termination protection agreement is designed to provide a meaningful monetary benefit in the event of such senior executive’s separation of service (i) without “Cause” (as defined in the agreement) within three (3) months prior to, or twelve (12) months following, a “Change in Control” (as defined in the agreement) of the Company, or (ii) for “Good Reason” (as defined in the agreement) within twelve (12) months following a Change in Control. The agreement also provides for the immediate acceleration of vesting of all outstanding equity awards held by the executive and, in the case of stock options, a 365 day exercise period following the separation of service date. Further, to the extent legally permitted, the agreement provides for the reimbursement of health insurance premiums for up to 18 months in the event the executive elects COBRA coverage. Prior to receiving any separation payment, each executive must enter into an irrevocable release of any employment-related claims. The board believes that the termination protection agreement, including the conditions under which such benefits are triggered and the overall amount of such benefits, is comparable to those provided by certain of the companies in the Company’s peer group. The independent compensation consultant to the Committee (FWC) reviewed the termination protection agreement and confirmed to the Committee that the agreement is competitive for similarly- sized companies in the energy services industry.

For more information on our termination protection arrangements, please refer to “Potential Payments Upon Termination or Change in Control” below.

Impact of Tax and Accounting Treatment

Section 162(m) of the Internal Revenue Code of 1986, as amended (“IRC”), denies a publicly-held corporation a federal income tax deduction for the compensation of certain executive officers exceeding $1 million per year. Qualified performance-based compensation which meets certain requirements imposed by Section 162(m) is not subject to the limitations on deductibility. While we generally endeavor to structure compensation so as to qualify for deductibility, we may authorize compensation that may not be deductible when we believe such nondeductible compensation is warranted under the then present circumstances.

2011 Say-On-Pay and Say-On-Frequency Votes

At the Company’s annual meeting of stockholders in June 2011, over 90% of the stockholders casting a ballot voted to approve the Company’s executive compensation program, and over 51% of the voting stockholders approved a triennial frequency for the Company’s say-on-pay vote. After considering these non-binding, advisory vote results, the Company believes the results reflect the stockholders’ concurrence that the Company’s executive compensation program not only is designed in an appropriate manner, consistent with sound corporate governance principles, to support the Company’s strategic and business objectives, but also that the executive compensation program maintains an appropriate balance between utilizing responsible, measured pay practices and effectively ensuring the interests of the named executive officers are incentivized by, and aligned with, the creation of long-term value for the Company’s stockholders. Consequently, the Company intends to continue following the executive compensation philosophy, policies and practices it has historically utilized. As previously disclosed in its public filings, in August 2011, the Company’s board of directors determined to hold future advisory votes on executive compensation on a triennial basis until the next advisory vote (in 2017) on the frequency of stockholder votes on executive compensation. The next advisory vote on executive compensation will be at the Company’s annual meeting of stockholders in 2014.

Compensation-Related Risk Management

The compensation committee, and the board of directors, believes the Company’s compensation policies and practices for its named executive officers, as well as those relating to all employees generally across the Company, are not reasonably likely to create inappropriate management risk-taking that could have a material adverse effect on the Company. The compensation committee believes that, as discussed at length above, the Company’s compensation policies and practices are well-balanced between the cash/equity mix utilized to incent both short-term and long-term business objectives. This practice is considered appropriate to help ensure a reasonable relationship between the annual and long-term compensation elements and it is not considered to create incentives for excessive or imprudent risk-taking by management. To the contrary, the compensation committee believes that the Company’s compensation policies and practices actually serve to ensure a long-term value creation focus by management.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning total compensation earned, paid or awarded to the named executive officers for services rendered during the 2011 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Christopher D. Strong	2011	401,154	250,000	149,995	—	18,892	820,041
President and Chief	2010	400,000	300,000	—	—	17,584	717,584
Executive Officer	2009	400,000	200,000	50,806	63,295	4,552	718,653

David S. Goldberg	2011	260,692	110,000	59,995	—	21,397	452,084
Senior Vice President,	2010	260,000	135,000	370,500	—	21,284	786,784
General Counsel and Corporate Secretary	2009	237,115	70,000	17,784	22,153	20,661	367,713

Tina L. Castillo	2011	231,385	100,000	49,998	—	20,665	402,048
Senior Vice President,	2010	178,212	90,000	—	299,780	8,752	576,744
Chief Financial Officer and Treasurer(5)

(1)	Reflects cash bonus awarded in each respective year.
(2)	Reflects the aggregate grant date fair value of each RSU award computed in accordance with the provisions of ASC Topic 718 (disregarding the impact of estimated forfeitures related to service-based vesting conditions). The grant date fair value is based on the closing price of the underlying Company common stock on the respective grant date. Each RSU award vests over time. There can be no assurance that the grant date fair value will ever be realized regarding any of the RSU awards.
(3)	Reflects the aggregate grant date fair value of stock option awards computed in accordance with the provisions of ASC Topic 718 (disregarding the impact of estimated forfeitures related to service-based vesting conditions). A discussion of the assumptions used in calculating these values may be found in Note 2 to our financial statements in our Form 10-K for each of the years ended December 31, 2011, 2010 and 2009, respectively, as filed with the SEC. There can be no assurance that the grant date fair value will ever be realized regarding any of the stock option awards.
(4)	For 2011, All Other Compensation consists of: (i) for Mr. Strong, an automobile allowance of $14,400, employer matching contributions of $4,012 to the Company’s 401(k) plan, and group term life insurance premiums paid by the Company; (ii) for Mr. Goldberg, an automobile allowance of $14,400, employer matching contributions of $6,517 to the Company’s 401(k) plan, and group term life insurance premiums paid by the Company; and (iii) for Ms. Castillo, an automobile allowance of $14,400, employer matching contributions of $5,785 to the Company’s 401(k) plan, and group term life insurance premiums paid by the Company.
(5)	Ms. Castillo was appointed to her current positions in August 2010. Prior thereto, she served as the Company’s controller. Effective with her promotion, Ms. Castillo’s base salary was adjusted from $165,000 to $230,000 per year. Her 2010 reported salary is accordingly prorated to account for the different salary levels during that year.

Equity Compensation Plans

Amended and Restated 2000 Stock Option Plan. This plan permits the granting of either incentive stock options or non-qualified stock options, or a combination of both, for up to 1,579,552 shares. Grants of restricted stock or RSUs are not authorized under the plan. The Amended and Restated 2000 Stock Option Plan provides that the maximum number of shares of the Company’s common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 250,000 shares. Given that more than ten years have elapsed since the approval of the 2000 Stock Option Plan, no future stock option awards can be made under this plan.

Amended and Restated 2005 Stock Incentive Plan. This plan permits the granting of either incentive stock options or non-qualified stock options, or a combination of both, for up to 1,579,552 shares. Grants of restricted stock and RSUs are authorized under this plan. The Amended and Restated 2005 Stock Incentive Plan provides that the maximum number of shares of the Company’s common stock that an eligible employee may receive in any calendar year with respect to options may not exceed 658,147 shares. No more than forty 40% of the shares issuable under this plan may be subject to awards of shares of restricted stock or RSUs.

Plans in General. Stock options may currently be granted only under the Amended and Restated 2005 Stock Incentive Plan, and previously under the Amended and Restated 2000 Stock Option Plan. Both plans provide(d) for grants of incentive stock options, non-qualified stock options, or some combination thereof, provided that there may not be a grant of incentive stock options when (as of the option grant date) the aggregate fair market value of the stock for which all such options are exercisable exceeds $100,000. Under both plans, all options are awarded at an exercise price determined by the board, provided that the exercise price must be at least the fair market value, as of the grant date, of the common stock for which the option may be exercised. If the board elects to issue incentive stock options to an employee holding at least 10% of the total shares of all classes of the Company’s equity securities, the exercise price for such options must be at least one hundred 110% of the fair market value, as of the grant date, of the common stock for which the option may be exercised. The board also determines the vesting date of each option granted under these plans, along with the length of the exercise period, provided that the exercise period for an incentive stock option granted to an employee holding at least 10% of the Company’s common stock (as described above) may not exceed five years from the grant date. For the determinations made pursuant to these plans, the term “fair market value” means either the closing sales price of one share of the Company’s common stock on the grant date, the closing sales price of one share of the Company’s common stock on the most recent date with reported sales on the principal exchange on which the stock is listed (if no sales have taken place on the grant date), or a value as determined by the board (if the Company’s shares of stock are not publicly traded) by reasonable application of a reasonable valuation method in accordance with Section 409A of the IRC.

The Amended and Restated 2000 Stock Option Plan does not allow for the granting of restricted stock or RSUs to the Company’s officers, directors or employees. The Company may grant restricted stock or RSUs under the Amended and Restated 2005 Stock Incentive Plan to officers, directors or certain employees and, if desired, can designate certain awards as “performance-based.” Any shares of restricted stock or RSUs awarded under this plan are subject to certain restrictions on sale, assignment, transfer, pledge, or other encumbrance and are also subject to the Company’s right of reversion. These restrictions will terminate under certain circumstances or after a pre-established time period.

In October 2005, the Company paid a stock dividend of 1.6325872 shares for each then outstanding share of common stock. As a result of this dividend, the number of shares authorized to be subject to purchase through exercise of the stock options granted under each plan increased from 600,000 to 1,579,552 shares. The limitations on issuance of shares are subject to further adjustment upon the occurrence of certain future recapitalization events, including a stock split or dividend, by the Company.

Grants of Plan-Based Awards for 2011

The following table provides information about the plan-based equity awards made to each of our named executive officers under our equity benefit plans during fiscal 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option/ SARs Awards: Number of Securities Underlying Options/ SARs (#)	Exercise or Base Price of Option/ SARs Awards ($/sh)	Grant Date Fair Value of Stock and Option/ SARs Awards ($)(2)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Christopher D. Strong	12/1/2011							21,126			149,995
David S. Goldberg	12/1/2011							8,450			59,995
Tina L. Castillo	12/1/2011							7,042			49,998

(1)	The RSU award is subject to time-based vesting; the award will vest in full on the fourth anniversary of the grant date.
(2)	Reflects the aggregate grant date fair value of the RSU award computed in accordance with the provisions of ASC Topic 718 (disregarding the impact of estimated forfeitures related to service-based vesting conditions). The grant date fair value is based on the closing price ($7.10 per share) of the underlying Company common stock on the grant date. There can be no assurance that the grant date fair value will ever be realized regarding the RSU award.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table sets forth information concerning outstanding equity awards held by our named executive officers at December 31, 2011. Option awards were granted for ten-year terms, ending on the option expiration date set forth in the table. Stock awards were granted as indicated in the footnotes to the table.

Outstanding Equity Awards as of December 31, 2011(1)
Name	Grant Date	Option Awards(2)(3)				Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(4)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(5)	Market Value of Shares or Units of Stock That Have Not Vested ($)(6)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(7)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(8)
Christopher D. Strong	12/1/11					21,126	131,826
	12/3/09	8,038	8,039	6.32	12/3/19
	12/3/09					8,039	50,163
	12/3/08	17,652	5,884	4.67	12/3/18
	12/3/08					17,131	106,897
	6/10/08							200,000	1,248,000
	11/27/07	29,403	0	12.75	11/27/17
	10/6/05	118,466	0	14.00	10/6/15
	6/1/03	49,361	0	3.80	6/1/13

David S. Goldberg	12/1/11					8,450	52,728
	3/4/10					50,000	312,000
	12/3/09	2,813	2,814	6.32	12/3/19
	12/3/09					2,814	17,559
	12/3/08	6,068	2,023	4.67	12/3/18
	12/3/08					5,889	36,747
	11/27/07	3,675	0	12.75	11/27/17
	8/7/07	100,000	0	13.23	8/7/17

Tina L. Castillo	12/1/11					7,042	43,942
	8/4/10	18,750	56,250	6.36	8/4/20
	12/3/09	4,000	4,000	6.32	12/3/19
	6/1/09	12,500	12,500	9.89	6/1/19

(1)	The amounts shown reflect outstanding equity awards granted under our Amended and Restated 2000 Stock Option Plan (the “ 2000 Plan”) or the Amended and Restated 2005 Stock Incentive Plan (the “ 2005 Plan”) (together, the “Equity Plans”). An executive officer could only receive awards of stock options under the 2000 Plan. An executive officer may receive awards of stock options, restricted stock or RSUs, or a combination of stock options, restricted stock and RSUs, under the 2005 Plan.
(2)	Number and exercise price of stock options granted prior to October 2005 include required adjustments to reflect the change in capitalization due to the stock dividend paid in October 2005.
(3)	Absent the occurrence of any event causing an earlier acceleration of vesting, stock options granted to the named executive officers under the Equity Plans vest, and become exercisable, in four equal amounts (as nearly as possible) on the first, second, third and fourth grant date anniversary.
(4)	The Equity Plans provide that, as long as the Company’s common stock is publicly-traded, the option exercise price per share shall be no less than 100% of the closing market price per share of our common stock on the grant date.
(5)	The amounts shown represent awards of time-vested RSUs awarded to the named executive officers at the dates shown. Regarding the December 2008, 2009 and 2011 RSU awards to the named executive officers, these awards will time-vest in full on December 3, 2012, December 3, 2013 and December 1, 2015, respectively. Regarding the March 2010 RSU award to Mr. Goldberg, this award will time-vest 25% on each of March 4, 2014 and March 4, 2015 and 50% on March 4, 2016.

(6)	The values shown in this column are based on the closing market price of our common stock on December 30, 2011 of $6.24 per share.
(7)	The amount shown represents Mr. Strong’s June 2008 performance-based RSU award. This RSU grant will time-vest 25% on each of June 10, 2013 and June 10, 2014 and 50% on June 10, 2015. This RSU grant is also subject to the satisfaction of the performance-based measurements set forth in the award agreement.
(8)	The value shown in this column is based on the maximum number of RSUs potentially issuable to Mr. Strong and the closing market price of our common stock on December 30, 2011 of $6.24 per share.

Option Exercises and Stock Vested During 2011

During 2011, none of our named executive officers exercised any stock options nor had any vesting of stock or similar instruments.

Nonqualified Deferred Compensation for 2011

There was no nonqualified deferred compensation in 2011 for any named executive officer.

Pension Benefits for 2011

There were no pension benefits in 2011 for any named executive officer.

Potential Payments Upon Termination or Change in Control

Other than as discussed below, the Company does not have any separation from service plans or arrangements for the named executive officers. The Company previously has entered into equity award agreements with the named executive officers and directors that provide for benefits upon termination of employment or service as a result of various causes or following a change in control of the Company (as defined in the particular equity award agreements). While the compensation committee has previously authorized, in its discretion and as permitted under the Company’s equity award plans, the full acceleration of unvested options upon death, disability, termination without cause and retirement in certain stock option agreements, the following describes the general terms provided under each of the Company’s current equity award plans, namely the 2000 Plan and the 2005 Plan, with respect to outstanding stock option awards to the named executive officers.

Payments Made Upon Death or Disability

2000 Plan. In the event of the death or disability of a named executive officer, vested stock options may be exercised by the named executive officer (or his/her beneficiary in the event of death) within twelve months after the named executive officer’s death or disability.

2005 Plan. In the event of the death or disability of a named executive officer, all outstanding stock options, whether vested or not, may be exercised by the named executive officer (or his/her beneficiary in the event of death) within twelve months after the named executive officer’s death or disability.

Payments Made Upon Termination Without Cause

2000 Plan. In the event of termination by the Company without cause of a named executive officer, vested stock options may be exercised by the named executive officer within three months after the employment termination date.

2005 Plan. In the event of termination by the Company without cause of a named executive officer, vested stock options may be exercised by the named executive officer within three months after the employment termination date.

Payments Made Upon Retirement

2000 Plan. In the event of the termination of employment due to the retirement of a named executive officer, vested stock options may be exercised by the named executive officer within three months after the retirement date.

2005 Plan. In the event of the termination of employment due to the retirement of a named executive officer, vested stock options may be exercised by the named executive officer within twelve months after the retirement date.

Payments Made Upon Termination For Cause

2000 Plan. In the event of termination of a named executive officer by the Company for cause, all vested and unvested stock options held by the officer are forfeited as of the termination date.

2005 Plan. In the event of termination of a named executive officer by the Company for cause, all vested and unvested stock options held by the officer are forfeited as of the termination date.

Payments Made Upon Voluntary Resignation

2000 Plan. In the event of the voluntary resignation (other than upon retirement) of a named executive officer, all vested and unvested stock options are forfeited as of the resignation effective date.

2005 Plan. In the event of the voluntarily resignation (other than upon retirement) of a named executive officer, vested stock options may be exercised by the named executive officer within three months after the resignation effective date, unless the compensation committee otherwise determines to cancel, all or in part, the vested options.

Regarding the outstanding RSUs awarded to the named executive officers, these awards were made under the 2005 Plan given that it is the only equity benefit plan under which such awards may be made. Under the 2005 Plan and the individual award agreements, in the event the named executive officer ceases to be an employee of the Company for any reason, other than as discussed below, prior to the date the RSU award vests, the award will be forfeited. However, if a named executive officer should die or become disabled while still an officer of the Company, all unvested RSUs held by such officer will then automatically vest and become nonforfeitable as of the date of such death or disability. The compensation committee also has discretionary authority under the 2005 Plan to accelerate the vesting of all or any portion of the outstanding unvested RSUs held by a named executive officer.

Payments Made Upon a Change in Control

Equity Award Agreements. After a change in control of the Company, in the event a named executive officer’s employment is terminated by the Company without “cause” (as defined in such officer’s equity award agreement) or by the named executive officer for “good reason” (as defined in such officer’s equity award agreement), all of the outstanding stock options and RSUs granted to the named executive officer will accelerate (to the extent not previously vested) and will be immediately exercisable or nonforfeitable, as the case may be.

A change in control is generally deemed to have occurred if, after the option grant or RSU award date, any person or affiliated group, other than the current stockholders (or their affiliates) of the Company on the grant/award date, becomes the beneficial owner, whether directly or indirectly, of more than 50% of the combined voting power of the Company’s then outstanding securities.

Termination Protection Agreements. As previously discussed in the Compensation Discussion and Analysis section above, the Company’s president and CEO and its two senior vice presidents are each a party to a termination protection agreement with the Company, each being entered into on March 30, 2011. These agreements are designed to provide a meaningful monetary benefit in the event of such executive’s separation of service (i) without “Cause” (as defined in the termination protection agreement) within three (3) months prior to, or twelve (12) months following, a “Change in Control” (as defined in the agreement) of the Company, or (ii) for “Good Reason” (as defined in the agreement) within twelve (12) months following a Change in Control. For Mr. Strong, he will receive an amount equal to two times his then current base salary and two times his “Bonus Amount” (being the average of his prior three annual bonuses), plus a “Pro Rata Bonus” (equal to 100% of his then current base salary prorated from January 1 through his employment termination date). For Mr. Goldberg, he will receive an amount equal to one times his then current base salary and one times his “Bonus Amount” (being the average of his prior three annual bonuses), plus a “Pro Rata Bonus” (equal to 75% of his then current base salary prorated from January 1 through his employment termination date). For Ms. Castillo, she will receive an amount equal to one times her then current base salary and one times her “Bonus Amount” (being the average of her prior three annual bonuses), plus a “Pro Rata Bonus” (equal to 75% of her then current base salary prorated from January 1 through her employment termination date). Additionally, the termination protection agreements for the three executive officers provide for the immediate acceleration of vesting of all outstanding equity awards held by the executive upon such separation of service and, in the case of stock options, a 365 day exercise period following the separation of service date. Further, to the extent legally permitted, the termination protection agreements provide for the reimbursement of health insurance premiums for up to 18 months in the event the executive makes a COBRA election for the continuation of group medical insurance coverage. If the premium reimbursement is not legally permitted, the Company will make a lump-sum payment of $20,000 to the executive. Payments under each termination protection agreement will be in a cash lump sum and will be conditioned upon the executive signing a comprehensive release of all employment-related claims the executive may have against the Company.

The following table estimates the amount of compensation payable to each of our named executive officers assuming (for illustrative purposes only) the specified event had occurred, in each case, effective as of December 30, 2011 (the last business day of the fiscal year). The termination benefits provided to our named executive officers upon their voluntary termination of employment do not discriminate in scope, terms or operation in favor of such executives compared to the benefits offered to all salaried employees (such as accrued base salary to termination date, benefits under disability and group life insurance plans and vested 401(k) plan balances), consequently those benefits are excluded from the below table. The actual amount of compensation payable to each of our named executive officers can only be definitively determined at the time of his or her separation from the Company.

Name	Before Change in Control Termination w/o Cause ($)	After Change in Control Termination w/o Cause or for Good Reason ($)	Retirement ($)	Voluntary Termination (other than retirement) ($)	Disability or Death ($)
Christopher D. Strong
–Stock Option Acceleration(1)	148,155	157,393	148,155	27,714	157,393
–RSU Acceleration(2)	—	1,536,887	—	—	1,536,887
–TPA(3)	—	1,941,666	—	—	—
David S. Goldberg
–Stock Option Acceleration(1)	9,527	12,703	9,527	9,527	12,703
–RSU Acceleration(2)	—	419,035	—	—	419,035
–TPA(3)	—	617,917	—	—	—
Tina L. Castillo
–Stock Option Acceleration(1)	—	—	—	—	—
–RSU Acceleration(2)	—	43,942	—	—	43,942
–TPA(3)	—	537,667	—	—	—

(1)	The value of stock options represents the intrinsic value of all in-the-money vested options available for exercise, as applicable under each scenario. The intrinsic value being the difference between the exercise price of the stock option and the closing price of $6.24 per share of our common stock on December 30, 2011.

(2)	The value of the RSU awards represents the fair market value of the vested RSUs, as applicable under each scenario, based upon the closing price of $6.24 per share of our common stock on December 30, 2011.
(3)	Regarding each officer’s respective termination protection agreement (“TPA”), the stated amount only represents the aggregate cash payments which would have been payable at December 30, 2011, and excludes the value of the officer’s equity awards (as described in footnote 1 and 2 above) had such stock option and RSU acceleration occurred at December 30, 2011.

Annex B

RBC Capital Markets, LLC Three World Financial Center 200 Vesey Street New York, NY 10281-8098

September 23, 2012

The Board of Directors

Union Drilling, Inc.

4055 International Plaza, Suite 610

Fort Worth, Texas 76109

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Union Drilling, Inc., a Delaware corporation (the “Company”), other than the Excluded Holders (as defined below) and their respective affiliates, of the Consideration (as defined below) to be received by the holders of the Company Common Stock in the tender offer and/or merger contemplated by the terms of the proposed Agreement and Plan of Merger, to be dated on or about the date hereof (the “Agreement”), by and among the Company, Sidewinder Drilling Inc., a Delaware corporation (“Parent”), and Fastball Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Subsidiary”).

We understand that the Agreement provides that (i) Merger Subsidiary shall commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Company Common Stock at a price per share equal to $6.50 (the “Offer Price”) and (ii) regardless of whether the Offer is completed, Merger Subsidiary shall be merged with and into the Company (the “Merger” and together with the Offer if completed, the “Transaction”), with the Company continuing as the surviving corporation of the Merger as a wholly owned subsidiary of Parent, and, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) any share of Company Common Stock that is held by the Company, Parent or Merger Subsidiary, which shall be canceled and for which no consideration shall be made with respect thereto, or (B) any share of Company Common Stock that is held by a stockholder who did not vote in favor of the Merger or consent thereto in writing and who has demanded appraisal for such shares in accordance with, and in compliance in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the shares contemplated by clause (A) or (B) collectively, the “Excluded Shares”)) shall be converted into the right to receive an amount of cash, without interest, equal to the Offer Price (the “Merger Consideration”; the Offer Price to be received in the Offer if completed and the Merger Consideration to be received in the Merger, as applicable, are referred to as the “Consideration”). We understand that the Agreement also provides that each of Union Drilling Company LLC (“Union Drilling LLC”) and the officers of the Company (collectively, the “Company Tender Agreement Parties”) will enter into Tender and Voting Agreements with Parent, pursuant to which, among other things, each of the Company Tender Agreement Parties will agree to tender shares of Company Common Stock beneficially owned by it in the Offer and vote shares of Company Common Stock beneficially owned by it in favor of the adoption of the Merger Agreement, and Wolf Marine, S.A. and certain other stockholders of the Company (collectively, the “Company Support Agreement Parties”) will enter into Contribution, Non-Tender and Support Agreements with Parent and certain other parties, pursuant to which, among other things, each of the Company Support Agreement Parties will agree to not tender shares of Company Common Stock beneficially owned by it in the Offer, to vote shares of Company Common Stock beneficially owned by it in favor of the adoption of the Merger Agreement and to contribute shares of Company Common Stock beneficially owned by it to Parent prior to the Effective Time. The Company Tender Agreement Parties and the Company Support Agreement Parties are collectively referred to as the “Excluded Holders”. The terms and conditions of the Transaction are more fully set forth in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

We are acting as a financial advisor to the Company in connection with the Transaction and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the successful completion of the Transaction. In addition, for our services as financial advisor to the Company in connection with the Transaction, if the Transaction is successfully completed, we will receive an additional fee, against which the fee we received for delivery of this opinion will be credited. In addition, if, in connection with the Transaction not being completed, the Company receives a termination fee, we will be entitled to a specified percentage of that fee (less the amount of expenses incurred in connection with the Transaction) in cash, when it is received by the Company. The Company has also agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for our reasonable out-of-pocket expenses incurred in connection with our services.

In the ordinary course of business, RBCCM or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation and may also actively trade securities of the Company or Parent or its affiliates for our or its own account and the accounts of our or its customers, and, accordingly, RBCCM and/or its affiliates may hold a long or short position in such securities. In addition, RBCCM and/or one or more of its affiliates have in the past provided investment banking services to the Company and certain affiliates of Parent, for which we have received customary fees. In particular, the predecessor to RBCCM was engaged by the Company in connection with the Company’s consideration of a potential business combination transaction, which was not completed and for which engagement RBCCM did not receive any fees. RBCCM and/or one or more of its affiliates currently has outstanding lending commitments to the Company’s credit facility equal to $25 million, for which it has received fees in accordance with its participation in the credit facility. In addition, RBCCM and/or one of its affiliates have in the past provided investment banking and financial advisory services to portfolio companies of investment funds affiliated with Avista Capital Partners (“Avista”) or its affiliates, for which we have received customary fees. In particular, (i) RBCCM and/or one or more of its affiliates was a co-manager on the initial public offering of High-Crush Partners LP in 2012, and (ii) RBCCM and/or one or more of its affiliates served as a joint book runner for two high yield notes offerings of Carrizo Oil & Gas Inc. (“Carrizo”) in 2010 and 2011, as a dealer on Carrizo’s tender offer to repay a convertible note in 2010 and as lead book runner on a high yield notes offering of Carrizo in 2012.

In light of RBCCM’s prior and current services to the Company and affiliates of Parent, RBCCM anticipates that it may be selected by the Company and/or Parent or its affiliates to provide investment banking and financial advisory and/or financing services that may be required by the Company and/or Parent or its affiliates in the future, regardless of whether the Transaction is successfully completed, for which RBCCM would expect to receive customary fees.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the latest draft of the Agreement dated September 22, 2012 (the “Latest Draft Agreement”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to the Company and Parent and certain other relevant historical operating data relating to the Company and Parent made available to us from published sources and from the internal records of the Company; (iii) we reviewed financial projections and forecasts of the Company prepared by the Company’s management (collectively, the “Forecasts”); (iv) we conducted discussions with members of the senior managements of the Company and Parent with respect to the business prospects and financial outlook of the Company as well as the strategic rationale and potential benefits of the Transaction; (v) we reviewed the reported prices and trading activity and analyst research estimates for Company Common Stock; and (vi) we performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we performed the following analyses in addition to the review, inquiries, and analyses referred to in the preceding paragraph: (i) we performed a valuation analysis of the Company using selected market valuation metrics of other companies that we deemed comparable to the Company; (ii) we performed a valuation analysis of the Company using market valuation metrics of selected precedent transactions with terms we deemed comparable to those of the Transaction; and (iii) we performed a discounted cash flow analysis of the Company using the Forecasts.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In rendering our opinion, with your consent, we have assumed and relied upon the accuracy and completeness of all the information that was reviewed by us, including all of the financial, legal, tax, operating and other information provided to or discussed with us by or on behalf of the Company or Parent (including, without limitation, the financial statements and related notes thereto of the Company) and upon the assurances of the management of the Company that it is not aware of any relevant information that has been omitted or that remains undisclosed to us, and we have not assumed responsibility for independently verifying, and have not independently verified, such information. We have assumed, with your consent, that all Forecasts prepared by or on behalf of the Company were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We express no opinion as to any such Forecasts or the assumptions upon which they were based.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities of the Company or Parent, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or Parent. We have not investigated, and make no assumption regarding, any litigation or other claims affecting the Company or Parent.

In rendering our opinion, we have also assumed that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of consummating the Transaction, obtaining the financing for the Transaction, and obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or the contemplated benefits of the Transaction. We have further assumed that all representations and warranties set forth in the Agreement and all agreements contemplated thereby are and will be true and correct as of the date or the dates made or deemed made and that all parties to the Agreement and all agreements contemplated thereby will comply with all covenants of such party thereunder. We have further assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

In rendering our opinion, we have not considered any effects of any Excluded Shares.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of September 21, 2012, and is without regard to any market, economic, financial, legal, or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date noted in the immediately preceding sentence and do not undertake any obligation to update, revise or reaffirm this opinion. We are not expressing any opinion herein as to the prices at which shares of Company

Common Stock have traded or will trade at any time, including following the announcement of the Transaction, regardless of whether or not the Transaction is consummated.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction. We express no opinion and make no recommendation to any stockholder of the Company or Parent or any other person as to how such stockholder or other person should vote or act with respect to any matter related to the Transaction, including whether to tender its shares of Company Common Stock in the Offer or how to vote its shares of Company Common Stock related to the adoption of the Merger Agreement. All advice and opinions (written and oral) rendered by RBCCM are intended for the use and benefit of the Board of Directors of the Company. Such advice or opinions may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other person without the prior written consent of RBCCM. If required by applicable law, this opinion may be included in any disclosure document filed by the Company with the Securities and Exchange Commission with respect to the Transaction; provided, however, that such opinion must be reproduced in full and that any description of or reference to RBCCM or this opinion must be in a form reasonably acceptable to RBCCM and its counsel. RBCCM shall have no responsibility for the form or content of any such disclosure document, other than the opinion itself.

Our opinion does not address the underlying business decision by the Company to engage in the Transaction or any other transaction related thereto or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

Our opinion addresses solely the fairness of the Consideration to be received in the Transaction, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders and their respective affiliates). Our opinion does not in any way address other terms or conditions of the Transaction or the Agreement, including, without limitation, the financial or other terms of any other agreement contemplated by, or to be entered into in connection with, the Agreement, nor does it address, and we express no opinion with respect to, the solvency of the Company or Parent or any of their respective subsidiaries or the impact thereon of the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we express no opinion about the fairness of the amount or nature of the compensation (if any) to any of the officers, directors or employees of any party of the Transaction, or class of such persons, relative to the Consideration or otherwise.

Our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders and their respective affiliates).

Very truly yours,

RBC CAPITAL MARKETS, LLC

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